Exhibit 99.3

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE SOUTHERN DISTRICT OF TEXAS

HOUSTON DIVISION

)
In re:	)	Chapter 11
)
SEADRILL PARTNERS LLC, et al.,[1]	)	Case No. 20-35740 (DRJ)
)
Debtors.	)	(Jointly Administered)
)

DISCLOSURE STATEMENT RELATING TO THE JOINT

CHAPTER 11 PLAN OF REORGANIZATION OF SEADRILL PARTNERS LLC

AND ITS DEBTOR AFFILIATES PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

THIS DISCLOSURE STATEMENT IS BEING SUBMITTED FOR CONDITIONAL APPROVAL BUT HAS NOT YET BEEN APPROVED BY THE BANKRUPTCY COURT. THIS IS NOT A SOLICITATION OF ACCEPTANCE OR REJECTION OF THE PLAN. ACCEPTANCES OR REJECTIONS MAY NOT BE SOLICITED UNTIL A DISCLOSURE STATEMENT HAS BEEN CONDITIONALLY APPROVED BY THE BANKRUPTCY COURT. THE INFORMATION IN THIS DISCLOSURE STATEMENT IS SUBJECT TO CHANGE. THIS DISCLOSURE STATEMENT IS NOT AN OFFER TO SELL ANY SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY ANY SECURITIES.

JACKSON WALKER L.L.P.		KIRKLAND & ELLIS LLP
Matthew D. Cavenaugh (TX Bar No. 24062656)		KIRKLAND & ELLIS INTERNATIONAL LLP
J. Machir Stull (TX Bar No. 24070697)		Brian E. Schartz, P.C. (TX Bar No. 24099361)
Genevieve Graham (TX Bar No. 24085340)		609 Main Street
Veronica A. Polnick (TX Bar No. 24079148)		Houston, Texas 77002
1401 McKinney Street, Suite 1900		Telephone:	(713) 836-3600
Houston, Texas 77010		Facsimile:	(713) 836-3601
Telephone:	(713) 752-4200	Email:	brian.schartz@kirkland.com
Facsimile:	(713) 752-4221
Email:	mcavenaugh@jw.com	-and-
mstull@jw.com
	ggraham@jw.com	Anup Sathy, P.C. (admitted pro hac vice)
Chad J. Husnick, P.C. (admitted pro hac vice)
Co-Counsel to the Debtors		Gregory F. Pesce (admitted pro hac vice)
and Debtors in Possession		300 North LaSalle Street
Chicago, Illinois 60654
		Telephone:	(312) 862-2000
		Facsimile:	(312) 862-2200
		Email:	anup.sathy@kirkland.com
chad.husnick@kirkland.com
gregory.pesce@kirkland.com

Co-Counsel to the Debtors
and Debtors in Possession

1

A complete list of each of the Debtors in these chapter 11 cases may be obtained on the website of the Debtors’ proposed claims and noticing agent at https://cases.primeclerk.com/seadrillpartners. The location of Debtor Seadrill Partners LLC’s principal place of business and the Debtors’ service address in these chapter 11 cases is Seadrill Partners LLC, 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, United Kingdom.

-and-

SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
Justin R. Bernbrock, Esq. (admitted pro hac vice)
Robert B. McLellarn, Esq. (admitted pro hac vice)
Three First National Plaza
70 West Madison Street, 48th Floor
Chicago, IL 60602
Telephone:	(312) 499-6321
Facsimile:	(312) 499-4741
Email:	jbernbrock@sheppardmullin.com rmclellarn@sheppardmullin.com

-and-

SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
Lawrence A. Larose, Esq. (admitted pro hac vice)
30 Rockefeller Plaza
New York, New York 10122
Telephone:	(212) 896-0627
Facsimile:	(917) 438-6197
Email:	llarose@sheppardmullin.com

-and-

SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
Jennifer L. Nassiri, Esq. (admitted pro hac vice)
333 South Hope Street, 43rd Floor
Los Angeles, California 90071
Telephone:	(213) 617-4106
Facsimile:	(213) 443-2739
Email:	jnassiri@sheppardmullin.com

Proposed Conflicts Counsel for the Debtors and Debtors in Possession

IMPORTANT INFORMATION ABOUT THIS DISCLOSURE STATEMENT

THE DEBTORS ARE PROVIDING THE INFORMATION IN THIS DISCLOSURE STATEMENT TO HOLDERS OF CLAIMS ENTITLED TO VOTE FOR PURPOSES OF SOLICITING VOTES TO ACCEPT OR REJECT THE JOINT CHAPTER 11 PLAN OF SEADRILL PARTNERS LLC AND ITS DEBTOR AFFILIATES PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE. NOTHING IN THIS DISCLOSURE STATEMENT MAY BE RELIED UPON OR USED BY ANY ENTITY FOR ANY OTHER PURPOSE. BEFORE DECIDING WHETHER TO VOTE FOR OR AGAINST THE PLAN, EACH HOLDER ENTITLED TO VOTE SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION IN THIS DISCLOSURE STATEMENT, INCLUDING THE RISK FACTORS DESCRIBED IN ARTICLE VIII HEREIN.

THE PLAN IS SUPPORTED BY THE DEBTORS AND THE CONSENTING TLB LENDERS THAT HAVE EXECUTED THE PLAN SUPPORT AGREEMENT . THE DEBTORS URGE HOLDERS OF CLAIMS WHOSE VOTES ARE BEING SOLICITED TO VOTE TO ACCEPT THE PLAN.

THE DEBTORS URGE EACH HOLDER OF A CLAIM ENTITLED TO VOTE TO CONSULT WITH ITS OWN ADVISORS WITH RESPECT TO ANY LEGAL, FINANCIAL, SECURITIES, TAX, OR BUSINESS ADVICE IN REVIEWING THIS DISCLOSURE STATEMENT, THE PLAN, AND THE PROPOSED TRANSACTIONS CONTEMPLATED THEREBY. FURTHERMORE, THE BANKRUPTCY COURT’S APPROVAL OF THE ADEQUACY OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE THE BANKRUPTCY COURT’S APPROVAL OF THE PLAN.

THIS DISCLOSURE STATEMENT CONTAINS, AMONG OTHER THINGS, SUMMARIES OF THE PLAN, CERTAIN STATUTORY PROVISIONS, AND CERTAIN ANTICIPATED EVENTS IN THE CHAPTER 11 CASES. ALTHOUGH THE DEBTORS BELIEVE THAT THESE SUMMARIES ARE FAIR AND ACCURATE, THESE SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS OR STATUTORY PROVISIONS OR EVERY DETAIL OF SUCH ANTICIPATED EVENTS. IN THE EVENT OF ANY INCONSISTENCY OR DISCREPANCY BETWEEN A DESCRIPTION IN THIS DISCLOSURE STATEMENT AND THE TERMS AND PROVISIONS OF THE PLAN OR ANY OTHER DOCUMENTS INCORPORATED HEREIN BY REFERENCE, THE PLAN OR SUCH OTHER DOCUMENTS WILL GOVERN FOR ALL PURPOSES. FACTUAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS BEEN PROVIDED BY THE DEBTORS’ MANAGEMENT EXCEPT WHERE OTHERWISE SPECIFICALLY NOTED. THE DEBTORS DO NOT REPRESENT OR WARRANT THAT THE INFORMATION CONTAINED HEREIN OR ATTACHED HERETO IS WITHOUT ANY MATERIAL INACCURACY OR OMISSION.

IN PREPARING THIS DISCLOSURE STATEMENT, THE DEBTORS RELIED ON FINANCIAL DATA DERIVED FROM THE DEBTORS’ BOOKS AND RECORDS AND ON VARIOUS ASSUMPTIONS REGARDING THE DEBTORS’ BUSINESSES. WHILE THE DEBTORS BELIEVE THAT SUCH FINANCIAL INFORMATION FAIRLY REFLECTS THE FINANCIAL CONDITION OF THE DEBTORS AS OF THE DATE HEREOF AND THAT THE ASSUMPTIONS REGARDING FUTURE EVENTS REFLECT REASONABLE BUSINESS JUDGMENTS, NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OF THE FINANCIAL INFORMATION CONTAINED HEREIN OR ASSUMPTIONS REGARDING THE DEBTORS’ BUSINESSES AND THEIR FUTURE RESULTS AND OPERATIONS. THE DEBTORS EXPRESSLY CAUTION READERS NOT TO PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE, AND MAY NOT BE CONSTRUED AS, AN ADMISSION OF FACT, LIABILITY, STIPULATION, OR WAIVER. THE DEBTORS OR ANY OTHER AUTHORIZED PARTY MAY SEEK TO INVESTIGATE, FILE, AND PROSECUTE CLAIMS AND MAY OBJECT TO CLAIMS AFTER THE CONFIRMATION OR EFFECTIVE DATE OF THE PLAN IRRESPECTIVE OF WHETHER THIS DISCLOSURE STATEMENT IDENTIFIES ANY SUCH CLAIMS OR OBJECTIONS TO CLAIMS.

THE DEBTORS ARE MAKING THE STATEMENTS AND PROVIDING THE FINANCIAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT AS OF THE DATE HEREOF, UNLESS OTHERWISE SPECIFICALLY NOTED. ALTHOUGH THE DEBTORS MAY SUBSEQUENTLY UPDATE THE INFORMATION IN THIS DISCLOSURE STATEMENT, THE DEBTORS HAVE NO AFFIRMATIVE DUTY TO DO SO, AND EXPRESSLY DISCLAIM ANY DUTY TO PUBLICLY UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. HOLDERS OF CLAIMS REVIEWING THIS DISCLOSURE STATEMENT SHOULD NOT INFER THAT, AT THE TIME OF THEIR REVIEW, THE FACTS SET FORTH HEREIN HAVE NOT CHANGED SINCE THIS DISCLOSURE STATEMENT WAS FILED. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION, MODIFICATION, OR AMENDMENT.

THE DEBTORS RESERVE THE RIGHT TO FILE AN AMENDED OR MODIFIED PLAN AND RELATED DISCLOSURE STATEMENT FROM TIME TO TIME, SUBJECT TO THE TERMS OF THE PLAN AND THE PLAN SUPPORT AGREEMENT.

THE DEBTORS HAVE NOT AUTHORIZED ANY ENTITY TO GIVE ANY INFORMATION ABOUT OR CONCERNING THE PLAN OTHER THAN THAT WHICH IS CONTAINED IN THIS DISCLOSURE STATEMENT. THE DEBTORS HAVE NOT AUTHORIZED ANY REPRESENTATIONS CONCERNING THE DEBTORS OR THE VALUE OF THEIR PROPERTY OTHER THAN AS SET FORTH IN THIS DISCLOSURE STATEMENT.

IF THE PLAN IS CONFIRMED BY THE BANKRUPTCY COURT AND THE EFFECTIVE DATE OCCURS, ALL HOLDERS OF CLAIMS OR INTERESTS (INCLUDING THOSE HOLDERS OF CLAIMS WHO DO NOT SUBMIT BALLOTS TO ACCEPT OR REJECT THE PLAN, WHO VOTE TO REJECT THE PLAN, OR WHO ARE NOT ENTITLED TO VOTE ON THE PLAN) WILL BE BOUND BY THE TERMS OF THE PLAN AND THE RESTRUCTURING TRANSACTION CONTEMPLATED THEREBY.

THE CONFIRMATION AND EFFECTIVENESS OF THE PLAN ARE SUBJECT TO CERTAIN MATERIAL CONDITIONS PRECEDENT DESCRIBED HEREIN AND SET FORTH IN ARTICLE IX OF THE PLAN. THERE IS NO ASSURANCE THAT THE PLAN WILL BE CONFIRMED, OR IF CONFIRMED, THAT THE CONDITIONS REQUIRED TO BE SATISFIED FOR THE PLAN TO GO EFFECTIVE WILL BE SATISFIED (OR WAIVED).

YOU ARE ENCOURAGED TO READ THE PLAN AND THIS DISCLOSURE STATEMENT IN THEIR ENTIRETY, INCLUDING ARTICLE VIII, ENTITLED “RISK FACTORS,” OF THIS DISCLOSURE STATEMENT, WHICH BEGINS ON PAGE 33, BEFORE SUBMITTING YOUR BALLOT TO VOTE ON THE PLAN.

THE BANKRUPTCY COURT’S APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE A GUARANTEE BY THE COURT OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN OR AN ENDORSEMENT BY THE BANKRUPTCY COURT OF THE MERITS OF THE PLAN.

SUMMARIES OF THE PLAN AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN. THE SUMMARIES OF THE FINANCIAL INFORMATION AND THE DOCUMENTS ANNEXED TO THIS DISCLOSURE STATEMENT OR OTHERWISE INCORPORATED HEREIN BY REFERENCE ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THOSE DOCUMENTS. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE OF THIS DISCLOSURE STATEMENT, AND THERE IS NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER SUCH DATE. EXCEPT AS OTHERWISE PROVIDED IN THE PLAN OR IN ACCORDANCE WITH APPLICABLE LAW, THE DEBTORS ARE UNDER NO DUTY TO UPDATE OR SUPPLEMENT THIS DISCLOSURE STATEMENT.

THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS INCLUDED FOR PURPOSES OF SOLICITING VOTES FOR THE ACCEPTANCES AND CONFIRMATION OF THE PLAN AND MAY NOT BE RELIED ON FOR ANY OTHER PURPOSE. IN THE EVENT OF ANY INCONSISTENCY BETWEEN THE DISCLOSURE STATEMENT AND THE PLAN, THE RELEVANT PROVISIONS OF THE PLAN WILL GOVERN.

THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE AND BANKRUPTCY RULE 3016(B) AND IS NOT NECESSARILY PREPARED IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER SIMILAR LAWS. THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY SIMILAR FEDERAL, STATE, LOCAL, OR FOREIGN REGULATORY AGENCY, NOR HAS THE SEC OR ANY OTHER AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT.

THE DEBTORS HAVE SOUGHT TO ENSURE THE ACCURACY OF THE FINANCIAL INFORMATION PROVIDED IN THIS DISCLOSURE STATEMENT; HOWEVER, THE FINANCIAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT OR INCORPORATED HEREIN BY REFERENCE HAS NOT BEEN, AND WILL NOT BE, AUDITED OR REVIEWED BY THE DEBTORS’ INDEPENDENT AUDITORS UNLESS EXPLICITLY PROVIDED OTHERWISE.

UPON CONFIRMATION OF THE PLAN, CERTAIN (BUT NOT ALL) OF THE SECURITIES DESCRIBED IN THIS DISCLOSURE STATEMENT WILL BE ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, 15 U.S.C. §§ 77A–77AA, TOGETHER WITH THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE “SECURITIES ACT”), OR SIMILAR FEDERAL, STATE, LOCAL, OR FOREIGN LAWS, IN RELIANCE ON THE EXEMPTION SET FORTH IN SECTION 1145 OF THE BANKRUPTCY CODE. OTHER SECURITIES MAY BE ISSUED PURSUANT TO OTHER APPLICABLE EXEMPTIONS UNDER THE FEDERAL SECURITIES LAWS. TO THE EXTENT EXEMPTIONS FROM REGISTRATION UNDER SECTION 1145 OF THE BANKRUPTCY CODE OR APPLICABLE FEDERAL SECURITIES LAW DO NOT APPLY, THE SECURITIES MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO A VALID EXEMPTION OR UPON REGISTRATION UNDER THE SECURITIES ACT.

THE DEBTORS MAKE STATEMENTS IN THIS DISCLOSURE STATEMENT THAT ARE CONSIDERED FORWARD-LOOKING STATEMENTS UNDER FEDERAL SECURITIES LAWS. THE DEBTORS CONSIDER ALL STATEMENTS REGARDING ANTICIPATED OR FUTURE MATTERS TO BE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS MAY INCLUDE STATEMENTS ABOUT THE DEBTORS’:

•	BUSINESS STRATEGY;

•	TECHNOLOGY;

•	FINANCIAL CONDITION, REVENUES, CASH FLOWS, AND EXPENSES;

•	LIQUIDITY;

•	FINANCIAL STRATEGY, BUDGET, PROJECTIONS, AND OPERATING RESULTS;

•	OIL AND NATURAL GAS PRICES AND THE OVERALL HEALTH OF THE OIL AND NATURAL GAS INDUSTRY;

•	FUTURE DEMAND FOR OFFSHORE DRILLING SERVICES;

•	THE AMOUNT, NATURE, AND TIMING OF CAPITAL EXPENDITURES;

•	AVAILABILITY AND TERMS OF CAPITAL;

•	SUCCESSFUL RESULTS FROM THE DEBTORS’ OPERATIONS;

•	THE INTEGRATION AND BENEFITS OF ASSET AND PROPERTY ACQUISITIONS OR THE EFFECTS OF ASSET AND PROPERTY ACQUISITIONS OR DISPOSITIONS ON THE DEBTORS’ CASH POSITION AND LEVELS OF INDEBTEDNESS;

•	COSTS OF CONDUCTING THE DEBTORS’ OTHER OPERATIONS;

•	GENERAL ECONOMIC AND BUSINESS CONDITIONS;

•	EFFECTIVENESS OF THE DEBTORS’ RISK MANAGEMENT ACTIVITIES;

•	ENVIRONMENTAL LIABILITIES;

•	COUNTERPARTY CREDIT RISK;

•	THE OUTCOME OF PENDING AND FUTURE LITIGATION;

•	GOVERNMENTAL REGULATION AND TAXATION OF THE OIL AND NATURAL GAS INDUSTRY;

•	DEVELOPMENTS IN OIL-PRODUCING AND NATURAL GAS-PRODUCING COUNTRIES;

•	UNCERTAINTY REGARDING THE DEBTORS’ FUTURE OPERATING RESULTS;

•	PLANS, OBJECTIVES, AND EXPECTATIONS;

•	THE ADEQUACY OF THE DEBTORS’ CAPITAL RESOURCES AND LIQUIDITY;

•	RISKS IN CONNECTION WITH ACQUISITIONS;

•	THE POTENTIAL ADOPTION OF NEW GOVERNMENTAL REGULATIONS; AND

•	THE DEBTORS’ ABILITY TO SATISFY FUTURE CASH OBLIGATIONS.

STATEMENTS CONCERNING THESE AND OTHER MATTERS ARE NOT GUARANTEES OF THE REORGANIZED DEBTORS’ FUTURE PERFORMANCE. THERE ARE RISKS, UNCERTAINTIES, AND OTHER IMPORTANT FACTORS THAT COULD CAUSE THE REORGANIZED DEBTORS’ ACTUAL PERFORMANCE OR ACHIEVEMENTS TO BE DIFFERENT FROM THOSE THEY MAY PROJECT, AND THE DEBTORS UNDERTAKE NO OBLIGATION TO UPDATE THE PROJECTIONS MADE HEREIN. THESE RISKS, UNCERTAINTIES, AND FACTORS MAY INCLUDE THE FOLLOWING: THE DEBTORS’ ABILITY TO CONFIRM AND CONSUMMATE THE PLAN; THE POTENTIAL THAT THE DEBTORS MAY NEED TO PURSUE AN ALTERNATIVE TRANSACTION IF THE PLAN IS NOT CONFIRMED; THE DEBTORS’ ABILITY TO REDUCE THEIR OVERALL FINANCIAL LEVERAGE; THE POTENTIAL ADVERSE IMPACT OF THE CHAPTER 11 CASES ON THE DEBTORS’ OPERATIONS, MANAGEMENT, AND EMPLOYEES; THE RISKS ASSOCIATED WITH OPERATING THE DEBTORS’ BUSINESSES DURING THE CHAPTER 11 CASES; CUSTOMER RESPONSES TO THE CHAPTER 11 CASES; THE DEBTORS’ INABILITY TO DISCHARGE OR SETTLE CLAIMS DURING THE CHAPTER 11 CASES; GENERAL ECONOMIC, BUSINESS, AND MARKET CONDITIONS; CURRENCY FLUCTUATIONS; INTEREST RATE FLUCTUATIONS; PRICE INCREASES; EXPOSURE TO LITIGATION; A DECLINE IN THE DEBTORS’ MARKET SHARE DUE TO COMPETITION OR PRICE PRESSURE BY CUSTOMERS; THE DEBTORS’ ABILITY TO IMPLEMENT COST REDUCTION INITIATIVES IN A TIMELY MANNER; THE DEBTORS’ ABILITY TO DIVEST EXISTING BUSINESSES; FINANCIAL CONDITIONS OF THE DEBTORS’ CUSTOMERS; ADVERSE TAX CHANGES; LIMITED ACCESS TO CAPITAL RESOURCES; CHANGES IN DOMESTIC AND FOREIGN LAWS AND REGULATIONS; TRADE BALANCE; NATURAL DISASTERS; PANDEMICS (INCLUDING THE CONTINUING IMPACT OF COVID-19), GEOPOLITICAL INSTABILITY; AND THE EFFECTS OF GOVERNMENTAL REGULATION ON THE DEBTORS’ BUSINESSES.

C. First Day Relief	31
D. Other Procedural and Administrative Motions	31
E. Schedules and Statements	32
F. Establishment of a Claims Bar Date	32
G. Litigation Matters	32

VIII. RISK FACTORS	33

A. Bankruptcy Law Considerations	33
B. Risks Related to Recoveries under the Plan	37
C. Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses	39

IX. SOLICITATION AND VOTING PROCEDURES	44

A. Holders of Claims Entitled to Vote on the Plan	45
B. Voting Record Date	45
C. Voting on the Plan	45
D. Ballots Not Counted	46

X. CONFIRMATION OF THE PLAN	47

A. Requirements for Confirmation of the Plan	47
B. Best Interests of Creditors/Liquidation Analysis	47
C. Feasibility	47
D. Acceptance by Impaired Classes	48
E. Confirmation without Acceptance by All Impaired Classes	48
F. Valuation of the Debtors	49

XI. CERTAIN SECURITIES LAW MATTERS	50

A. Issuance of Securities under the Plan	50
B. Subsequent Transfers of Securities Issued under the Plan	50
C. New Common Stock & Employee Incentive Plan	51

XII. CERTAIN UNITED STATES FEDERAL INCOME TAX, UNITED KINGDOM, AND MARSHALL ISLANDS TAX CONSEQUENCES OF THE PLAN	52

XIII. RECOMMENDATION	52

EXHIBITS

EXHIBIT A	Plan of Reorganization

EXHIBIT B	Plan Support Agreement

EXHIBIT C	Corporate Organization Chart

EXHIBIT D	Disclosure Statement Order

EXHIBIT E	Liquidation Analysis

EXHIBIT F	Financial Projections

EXHIBIT G	Valuation Analysis

I.	INTRODUCTION

Seadrill Partners LLC and its debtor affiliates, as debtors and debtors in possession (collectively, the “Debtors,” and together with Seadrill Partners LLC’s direct and indirect non-Debtor subsidiaries and affiliates, collectively, “SDLP”), submit this disclosure statement (this “Disclosure Statement”), pursuant to section 1125 of the Bankruptcy Code, to Holders of Claims against the Debtors in connection with the solicitation of votes for acceptance of the Joint Chapter 11 Plan of Reorganization of Seadrill Partners LLC and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, dated February 12, 2021 (the “Plan”).1 A copy of the Plan is attached hereto as Exhibit A and incorporated herein by reference. The Plan constitutes a separate chapter 11 plan for each of the Debtors.

THE DEBTORS AND THE CONSENTING TLB LENDERS THAT HAVE EXECUTED THE PLAN SUPPORT AGREEMENT SUPPORT CONFIRMATION OF THE PLAN, AND THE DEBTORS BELIEVE THAT THE COMPROMISES CONTEMPLATED UNDER THE PLAN ARE FAIR AND EQUITABLE, MAXIMIZE THE VALUE OF THE DEBTORS’ ESTATES, AND PROVIDE THE BEST RECOVERY TO STAKEHOLDERS. AT THIS TIME, THE DEBTORS BELIEVE THE PLAN REPRESENTS THE BEST AVAILABLE OPTION FOR COMPLETING THESE CHAPTER 11 CASES.

II.	PRELIMINARY STATEMENT

SDLP was formed in June 2012 by Seadrill Limited to own and acquire offshore drilling rigs. Historically, SDLP has operated as a subsidiary of Seadrill Limited, but with its own capital structure separate and apart from Seadrill Limited’s. In addition, SDLP has historically relied on Seadrill Limited and certain of its affiliates to provide SDLP with essentially all services needed to run their businesses through a series of management and administrative services agreements (the “Seadrill MSAs”). The services provided under the Seadrill MSAs include employee and contractor staffing, corporate administration, treasury and finance, legal compliance, and other critical functions necessary to maintain SDLP’s drilling rigs. As both SDLP and Seadrill Limited began exploring their own restructuring strategies over the course of the last year, the Conflicts Committee (as defined below) was expanded and tasked to focus on this issue.

SDLP’s customers (typically referred to as “operators”) include super-major and major oil and gas companies, state-owned national oil companies, and comparatively smaller, local independent offshore exploration and production companies. The Debtors’ fleet consists of four semi-submersible rigs, four ultra-deepwater drillships, and three tender rigs. SDLP operates one of the most modern fleets of offshore drilling rigs in the market. In simple terms, the Debtors’ business is to contract their 11 rigs for a specified period of time (often spanning several years) at a contracted-for daily rate or “dayrate.”

As of the Petition Date, the Debtor Loan Parties (as defined below) had approximately $2.7 billion in aggregate funded-debt obligations. These obligations comprise two tranches of debt, under which the Debtor Loan Parties are either borrowers or guarantors. In addition, the Debtor Loan Parties have (a) interest rate swap liabilities in the amount of approximately $21 million; (b) approximately $25 million in third-party unsecured debt incurred in the normal course of business; and (c) up to approximately $85 million of taxes, and (d) approximately $64 million of net liabilities to related parties.

[1]

Capitalized terms used but not otherwise defined in this Disclosure Statement shall have the meaning ascribed to such terms in the Plan. The summary of the Plan provided herein is qualified in its entirety by reference to the Plan. In the case of any inconsistency between this Disclosure Statement and the Plan, the Plan will govern.

For the last six years, oil and natural gas prices have been in a down cycle. Additionally, the recent disputes between the Organization of the Petroleum Exporting Countries and Russia, in addition to the worldwide outbreak of COVID-19, have resulted in a decline in demand of oil and natural gas. Recent changes to production and pricing policies of some of the world’s largest oil and natural gas exporting countries have reduced export prices, creating a global excess in supply of oil and natural gas. Offshore drillers like SDLP depend on “upstream” capital expenditures to fuel continued growth and success. During this down cycle, a number of large upstream oil and natural gas exploration and production companies, servicing companies, and operators have been forced to seek chapter 11 protection. Even the super-major oil and gas companies that have avoided restructurings have aggressively scaled back exploration and production-related capital expenditures. As a result, the distress in the upstream sector has spread to service providers and other ancillary businesses that depend on upstream capital expenditures for their revenues, including offshore drilling companies like SDLP.

Oil prices peaked in mid-2014 at more than $115 per barrel before declining to less than $30 per barrel by early 2020. Since the beginning of the COVID-19 outbreak in early 2020, oil prices have recovered to $55 per barrel. However there remains a significant oversupply of drilling units relative to current and expected near term demand. During this same period, SDLP’s common share trading price, now trading over the counter (“OTC”), fell to a fraction of its mid-2014 highs.

As an initial response to the prolonged downcycle and deteriorating market conditions, in February 2016, SDLP reduced its quarterly dividends to common shareholders and then again in February 2019 to one cent per common share. In February 2018, SDLP completed an amendment to the terms of that certain Credit Agreement (as amended, restated, amended and restated, supplemented or otherwise modified, the “Term Loan B Credit Agreement”), by and among Seadrill Operating LP (“Seadrill LP”), Seadrill Capricorn Holdings LLC (“Seadrill Capricorn”), and Seadrill Partners Finco LLC (“Seadrill Finco”), as borrowers, certain Debtors as guarantors (together with Seadrill LP, Seadrill Capricorn and Seadrill Finco, the “Debtor Loan Parties”), Deutsche Bank AG New York Branch (“DBNY”), as agent,2 and the lender parties thereto (the “TLB Lenders”), under which the TLB Lenders agreed to waive a leverage covenant until maturity.

On July 30, 2020, following a consent solicitation available to each TLB Lender, the Debtor Loan Parties and TLB Lenders representing a majority of the TLB principal amount outstanding executed a third amendment to the Term Loan B Credit Agreement, which provided approximately $63.7 million in super senior revolving loans on a cashless basis in lieu of receipt of cash interest with respect to the interest payment due and payable on June 30, 2020. On October 30, 2020, following a consent solicitation available to each TLB Lender, the Debtor Loan Parties and TLB Lenders representing a majority of the TLB principal amount outstanding executed a fourth amendment to provide approximately $63.3 million in super senior revolving loans on a cashless basis in lieu of receipt of cash interest with respect to the interest payment due and payable on September 30, 2020. The Term Loan B Credit Agreement is subject to annual amortization payments of approximately $29.0 million, payable in quarterly installments, with the balance of the loan then coming due in February 2021.

On July 31, 2020, in connection with the July 30, 2020 Term Loan B Credit Agreement amendment, that certain Senior Secured Credit Facility Agreement, by and among Seadrill Vela Hungary Kft, as borrower, SDLP, as parent, and certain Debtors as guarantors, ING Bank N.V., as agent, and the lender parties thereto, was terminated. Additionally, in connection with the July 30, 2020 Term Loan B Credit Agreement amendment, that certain Term Loan and Revolving Credit Facilities Agreement, by and among Seadrill Polaris Ltd., as borrower, SDLP, as parent, and certain Debtors as guarantors, DNB Bank ASA, as agent, and the lender parties thereto, was terminated.

[2]

On October 16, 2020, DBNY, the Debtor Loan Parties, and Alter Domus (US) LLC (“Alter Domus” or the “Agent”) executed an Agency Assignment Agreement wherein DBNY resigned as administrative agent, collateral agent and security trustee under the Term Loan B Credit Agreement and Alter Domus became successor administrative agent, collateral agent and security trustee under the Term Loan B Credit Agreement.

In connection with the Term Loan B Credit Agreement amendments, in or about July 2020, the four-member Conflicts Committee of its Board of Directors (the “Conflicts Committee”) (together with Evercore, Group L.L.C. (“Evercore”) and Sheppard Mullin Richter & Hamilton, LLP (“Sheppard Mullin”), SDLP’s independent financial adviser and independent legal counsel, respectively) commenced a strategic process by which it solicited third party interest to (a) enter into a new management and administrative services agreement with the Debtors with respect to one or more of their vessels and/or (b) participate in a merger or acquisition transaction involving the Debtors (collectively, the “Strategic Process”). The goal of the Strategic Process is to maximize the value of the Debtors’ estates for the benefit their stakeholders, with a view to facilitating further discussion and negotiation surrounding the Debtors’ balance-sheet restructuring.

As of the date hereof, and as further described herein, the Strategic Process has resulted in the execution of a master services agreement with Energy Drilling Management Pte. Ltd. (the “Energy Drilling MSA”) and the entry into the Vantage Drilling MSA with Vantage Drilling International (the “Vantage Drilling MSA”). Together, the Energy Drilling MSA and the Vantage Drilling MSA currently represent the management and operation of the Debtors’ entire fleet, aside from two fleet vessels which are currently managed by Seadrill Limited and will transfer to management under Vantage Drilling upon the expiration of the applicable customer contracts.

The majority of the Debtor Loan Parties’ debt arrangements have floating interest rates. As such, significant movements in interest rates could have an adverse effect on earnings and cash flow. To manage the Debtor Loan Parties’ exposure to interest rate fluctuations, the Debtor Loan Parties use interest rate swaps to effectively fix a part of their floating rate debt obligations (collectively, the “Interest Rate Swaps”).

On November 23, 2020, SDLP elected not to make a periodic payment due on the Interest Rate Swaps obligations in connection with its entry into a forbearance agreement with holders of a majority of the obligations under the Term Loan B Credit Agreement. Under that forbearance agreement, the parties agreed to forbear from enforcing any “claims, causes of action, rights, or remedies” with respect to any default that may occur under the Term Loan B Credit Agreement as a result of the swap obligations-related non-payment.

On November 25, 2020, Seadrill Limited—without prior notice to SDLP—exercised certain purported rights under their master services agreement to settle approximately $24 million in various purported claims, which was $19.4 million in excess of the $4.8 million expressly authorized by the Conflicts Committee. Thereafter, the Conflicts Committee assessed Seadrill Limited’s actions and sought to chart a path forward to maximize the value of the Debtors in light of numerous considerations. Among other things, the Conflicts Committee: (a) conferred with the Debtors’ management team and the Conflicts Committee’s independent advisors; (b) engaged with the advisors to an ad hoc group of TLB Lenders (the “Ad Hoc Group”)3 regarding the situation; (c) considered the effect of Seadrill Limited’s actions or potential future actions on its operations, customers, and employees; and (d) engaged with independent counsel regarding potential legal recourse.

[3]

The members of the Ad Hoc Group represent more than 50.1% of the outstanding amount of the term loan under the Term Loan B Credit Agreement. See Verified Statement Pursuant to Federal Rule of Bankruptcy Procedure 2019 [Docket No. 69].

As a result, on December 1, 2020 (the “Petition Date”), each of the Debtors filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code with the United States Bankruptcy Court for the Southern District of Texas. In the days leading up to the Petition Date, the Debtors and the Ad Hoc Group engaged in negotiations regarding the use of the Ad Hoc Group’s cash collateral. These negotiations bore positive results, leading to an agreement for the interim use of the cash collateral to stabilize the Debtors’ business operations, as embodied in the Stipulation and Order Authorizing the Use, on an Emergency Basis Only, of Cash Collateral Pursuant to 11 U.S.C. § 363(c)(2)(A) [Docket No. 6] between the Debtors and Alter Domus (US) LLC, which Alter Domus executed at the direction of the Required Consenting Lenders, the Interim Order (I) Authorizing Postpetition Use of Cash and Cash Collateral, (II) Granting Adequate Protection to the TLB Secured Parties, (III) Modifying the Automatic Stay, (IV) Scheduling a Final Hearing, and (V) Granting Related Relief [Docket No. 77] (the “Interim Cash Collateral Order”), the Notice of (I) Extension of the Outside Date Under the Interim Cash Collateral Order and (II) Cancellation of December 21, 2020 Hearing Regarding Cash Collateral Motion [Docket No. 102], submitted by the Debtors to the Bankruptcy Court with the consent of the Ad Hoc Group and Alter Domus (at the direction of the Required Consenting Lenders), and the Notice of Extension of Outside Date Under the Interim Cash Collateral Order [Docket No. 127] submitted by the Debtors to the Bankruptcy Court with the consent of the Ad Hoc Group and Alter Domus (at the direction of the Required Consenting Lenders).

Following the Petition Date, the Debtors, the Conflicts Committee, the Ad Hoc Group, and their respective advisors engaged in negotiations to reach a consensual resolution of these Chapter 11 Cases. These discussions have ultimately resulted in a Plan Support Agreement, a copy of which is attached hereto as Exhibit B and incorporated herein by reference, which contemplates a series of transformative restructuring transactions that will:

•	equitize approximately $2.7 billion in secured term loan obligations; and

•	select go-forward, value-maximizing service providers through the Strategic Process.

The formulation of the Plan Support Agreement and the Plan is a significant achievement for the Debtors in the face of historic commodity price declines and a depressed operating environment. The Debtors strongly believe that the Plan is in the best interests of the Debtors’ estates, and represents the best available alternative at this time. Given the Debtors’ core strengths, including their modern fleet, global reach, and successful operating and safety track record, the Debtors are confident they will emerge from these Chapter 11 Cases as a stronger enterprise going forward and can efficiently implement the restructuring set forth in the Plan Support Agreement to ensure their long-term viability and success. For these reasons, the Debtors strongly recommend that Holders of Claims entitled to vote to accept or reject the Plan vote to accept the Plan.

III.	QUESTIONS AND ANSWERS REGARDING THIS DISCLOSURE STATEMENT AND PLAN

A.	What is chapter 11?

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. In addition to permitting debtor rehabilitation, chapter 11 promotes equality of treatment for creditors and similarly situated equity interest holders, subject to the priority of distributions prescribed by the Bankruptcy Code.

The commencement of a chapter 11 case creates an estate that comprises all of the legal and equitable interests of the debtor as of the date the chapter 11 case is commenced. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”

Consummating a chapter 11 plan is the principal objective of a chapter 11 case. A bankruptcy court’s confirmation of a plan binds the debtor, any person acquiring property under the plan, any creditor or equity interest holder of the debtor, and any other entity as may be ordered by the bankruptcy court. Subject to certain limited exceptions, the order issued by a bankruptcy court confirming a plan provides for the treatment of the debtor’s liabilities in accordance with the terms of the confirmed plan.

B.	Why are the Debtors sending me this Disclosure Statement?

The Debtors are seeking to obtain Bankruptcy Court approval of the Plan. Before soliciting acceptances of the Plan, section 1125 of the Bankruptcy Code requires the Debtors to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment regarding acceptance of the Plan and to share such disclosure statement with all holders of claims whose votes on the Plan are being solicited. This Disclosure Statement is being submitted in accordance with these requirements.

C.	Am I entitled to vote on the Plan?

Your ability to vote on, and your distribution under, the Plan, if any, depends on what type of Claim you hold. Each category of holders of Claims or Interests, as set forth in Article III of the Plan pursuant to section 1122(a) of the Bankruptcy Code, is referred to as a “Class.” Each Class’s respective voting status is set forth below.

Several subsidiaries of SDLP hold Intercompany Claims against SDLP. Certain of these Intercompany Claims serve as collateral for the TLB Lenders under the Term Loan B Credit Agreement. Because the Debtors are in default under the Term Loan B Credit Agreement, the TLB Lenders allege that they are entitled to exercise their foreclosure rights against these Intercompany Claims in full or partial satisfaction of the Debtors’ outstanding obligations under the Term Loan B Credit Agreement. To facilitate the swift resolution of these Chapter 11 Cases, the Debtors and the TLB Lenders have agreed, solely for purposes of voting on the Plan, to treat these intercompany claims as if the TLB Lenders have exercised their foreclosure rights. For that reason, the applicable Holders of TLB Secured Claims shall be entitled to vote their Pro Rata portion of the Specified SDLP Claims as Class 5 General Unsecured Claims, solely for purposes of determining votes to accept or reject the Plan.

Subject to Article III.D of the Plan, the following chart represents the classification of certain Claims against each Debtor pursuant to the Plan.

Class	Claim or Interest	Status	Voting Rights
1	Other Secured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)

2	Other Priority Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)

3	Super Senior Term Loan Claims	Impaired	Entitled to Vote

4	TLB Secured Claims	Impaired	Entitled to Vote

5	General Unsecured Claims	Impaired	Entitled to Vote

6	Intercompany Claims	Impaired / Unimpaired	Not Entitled to Vote (Presumed to Accept / Deemed to Reject)

Class	Claim or Interest	Status	Voting Rights
7	Intercompany Interests	Impaired / Unimpaired	Not Entitled to Vote (Presumed to Accept / Deemed to Reject)

8	Interests in SDLP	Impaired	Not Entitled to Vote (Deemed to Reject)

9	Interests in SDLP OpCo Parties	Impaired	Not Entitled to Vote (Deemed to Reject)

10	Section 510(b) Claims	Impaired	Not Entitled to Vote (Deemed to Reject)

D.	What will I receive from the Debtors if the Plan is consummated?

The following chart provides a summary of the anticipated recovery to holders of Claims or Interests under the Plan. Any estimates of Claims or Interests in this Disclosure Statement may vary from the final amounts allowed by the Bankruptcy Court. Your ability to receive distributions under the Plan depends upon the ability of the Debtors to obtain Confirmation and meet the conditions necessary to consummate the Plan.

THE PROJECTED RECOVERIES SET FORTH IN THE TABLE BELOW ARE ESTIMATES ONLY AND THEREFORE ARE SUBJECT TO CHANGE. FOR A COMPLETE DESCRIPTION OF THE DEBTORS’ CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS, REFERENCE SHOULD BE MADE TO THE ENTIRE PLAN.4

Holders of General Unsecured Claims in Class 5 will receive treatment to be determined consistent with the Plan Support Agreement.

The Debtors have not conducted a comprehensive intercompany claims analysis or an entity by entity valuation analysis. The Debtors, however, believe that the settlement of the recoveries allocable to Holders of General Unsecured Claims at each Debtor is fair and reasonable and satisfies the requirements for approval under Bankruptcy Rule 9019 and applicable confirmation standards under section 1129 of the Bankruptcy Code because (a) the treatments, as reflected in the Plan, were the subject of good faith settlement negotiations between the Debtors and the Consenting TLB Lenders parties, both pre and postpetition, (b) the settlement avoids the costs and expenses of conducting a full analysis of Intercompany Claims and (c) the settlement is otherwise supported by the facts and circumstances of these Chapter 11 Cases, including the consent of all of the Debtors’ major creditor constituencies, including the parties to the Plan Support Agreement other than SDLP, who together hold the significant majority of claims against the Debtors.

[4]

The recoveries set forth below may change based upon changes in the amount of Claims that are Allowed (as defined in the Plan) as well as other factors related to the Debtors’ business operations and general economic conditions.

Each Holder of an Allowed Claim or Allowed Interest, as applicable, shall receive under the Plan the treatment described below in full and final satisfaction, settlement, release, and discharge of and in exchange for such Holder’s Allowed Claim or Allowed Interest, except to the extent different treatment is agreed to by the Reorganized Debtors and the holder of such Allowed Claim or Allowed Interest, as applicable. Unless otherwise indicated, the Holder of an Allowed Claim or Allowed Interest, as applicable, shall receive such treatment on the Effective Date or as soon as reasonably practicable thereafter.

SUMMARY OF EXPECTED RECOVERIES

Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims	Projected Recovery Under the Plan[5]

Claims Against Each Debtor

1	Other Secured Claims	Each Holder of an Allowed Other Secured Claim shall receive as determined by the Debtors or the Reorganized Debtors, as applicable, with the consent of the Required Consenting Lenders: (i) payment in full in Cash of its Allowed Other Secured Claim; (ii) the collateral securing its Allowed Other Secured Claim; (iii) Reinstatement of its Allowed Other Secured Claim; or (iv) such other treatment rendering its Allowed Other Secured Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.

2	Other Priority Claims	Each Holder of an Allowed Other Priority Claim shall receive Cash in an amount equal to such Allowed Other Priority Claim, or such other treatment as may be agreed among the Holder of such Other Priority Claim, the Debtors, and the Required Consenting Lenders.

3	Super Senior Term Loan Claims	On the Effective Date, each Holder of an Allowed Class 3 Claim shall receive its Pro Rata share of the New Common Stock (subject to dilution by any New Common Stock that may be issued pursuant to the Employee Incentive Plan, if any) in an amount to be determined consistent with the Plan Support Agreement.

[5]	The low and high ranges included in projected recoveries correspond to the valuation range in the analysis performed by Evercore and attached hereto as Exhibit G.

SUMMARY OF EXPECTED RECOVERIES

Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims	Projected Recovery Under the Plan[5]
4	TLB Secured Claims

On the Effective Date, each Holder of an Allowed Class 4 Claim shall receive its Pro Rata share of the New Common Stock (subject to dilution by any New Common Stock that may be issued pursuant to the Employee Incentive Plan, if any) in an amount to be determined consistent with the Plan Support Agreement, unless such Holder elects to receive the Cash Out Amount per $1,000 of Allowed Class 4 Claims in Cash, subject to the Cash Cap (the “Class 4 Cash Election”). If the total Class 4 Cash Elections would result in distributions of Cash to Holders of Allowed Class 4 Claims in excess of the Cash Cap, then each Holder of an Allowed Class 4 Claim that elected to receive Cash shall receive its Pro Rata share of: (i) the Cash Cap amount in Cash and (ii) New Common Stock of the value equal to the balance of the recovery such Holder would have received in the absence of the Cash Cap.

For the avoidance of doubt, any TLB Deficiency Claim shall be classified as a Class 5 General Unsecured Claim; provided, however, that if (i) Class 4 votes to accept the Plan and (ii) Holders of Class 5 Claims, vote to accept the Plan, the TLB Deficiency Claims shall not be entitled to any distribution under the Plan and shall be deemed canceled, released, and extinguished

5	General Unsecured Claims	As of the Effective Date, each Holder of an Allowed General Unsecured Claim against the Debtors shall receive treatment to be determined consistent with the Plan Support Agreement.[6]

6	Intercompany Claims	On the Effective Date, Intercompany Claims shall, at the election of the applicable Debtor with the consent of the Required Consenting Lenders (such consent not to be unreasonably withheld), be (i) Reinstated, (ii) converted to equity, or (iii) otherwise extinguished, compromised, addressed, canceled and released, or settled, in each case, in accordance with the Description of Transaction Steps.

7	Intercompany Interests	As of the Effective Date, each Intercompany Interest shall either be (i) Reinstated or (ii) merged, contributed, addressed, or canceled and released, at the option of the Debtors with the consent of the Required Consenting Lenders (such consent not to be unreasonably withheld), in each case, in accordance with the Description of Transaction Steps.

8	Interests in SDLP	On the Effective Date, Holders of Interests in SDLP will not receive any distribution on account of such Interests, which will be canceled, released, and extinguished and will be of no further force or effect.

[6]

For the avoidance of any doubt, this treatment is without prejudice to the Debtors’ right to pay any ordinary course prepetition trade vendor claims pursuant to any first day orders, subject to the terms thereof.

SUMMARY OF EXPECTED RECOVERIES
Class	Claim/Equity Interest	Treatment of Claim/Equity Interest	Projected Amount of Claims	Projected Recovery Under the Plan[5]
9	Interests in SDLP OpCo Parties Other than Intercompany Interests	As of the Effective Date, Interests in SDLP OpCo Parties Other than Intercompany Interests will be canceled, released, and extinguished and will be of no further force and effect, and Holders of Interests in SDLP OpCo Parties Other than Intercompany Interests shall not receive any distribution on account of such Interests.

10	Section 510(b) Claims	As of the Effective Date, Section 510(b) Claims will be canceled, released, and extinguished and will be of no further force and effect, and Holders of Section 510(b) Claims shall not receive any distribution on account of such Section 510(b) Claims.

E.	What will I receive from the Debtors if I hold an Allowed Administrative Claim or a Priority Tax Claim?

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and are excluded from the Classes of Claims or Interests set forth in Article III of the Plan.

1.	Administrative Claims

Unless otherwise agreed to by the Holder of an Allowed Administrative Claim and the Debtors or the Reorganized Debtors, as applicable, each Holder of an Allowed Administrative Claim (other than Holders of Professional Fee Claims, Claims for fees and expenses pursuant to section 1930 of chapter 123 of title 28 of the United States Code), and Restructuring Expenses will receive in full and final satisfaction of its Administrative Claim an amount of Cash equal to the amount of such Allowed Administrative Claim in accordance with the following: (a) if an Administrative Claim is Allowed on or prior to the Effective Date, on the Effective Date or as soon as reasonably practicable thereafter (or, if not then due, when such Allowed Administrative Claim is due or as soon as reasonably practicable thereafter); (b) if such Administrative Claim is not Allowed as of the Effective Date, no later than 30 days after the date on which an order Allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; (c) if such Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Administrative Claim without any further action by the Holders of such Allowed Administrative Claim; (d) at such time and upon such terms as may be agreed upon by such Holder and the Debtors or the Reorganized Debtors, as applicable; or (e) at such time and upon such terms as set forth in an order of the Bankruptcy Court. For the avoidance of doubt, the amount and validity of any Administrative Claim arising under or in connection with the Seadrill MSA or any transition services arrangements shall be determined in the manner set forth in the MSA Stipulation, and the amount of any Administrative Claim asserted by any Seadrill Party shall be determined in a manner consistent with Section 503(b)(1) of the Bankruptcy Code.

Except as otherwise provided in Article II.A of the Plan, and except with respect to Administrative Claims that are Professional Fee Claims, requests for payment of Administrative Claims must be Filed with the Bankruptcy Court and served on the Debtors pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order no later than the Administrative Claims Bar Date. Holders of Administrative Claims that are required to, but do not, File and serve a request for payment of such Administrative Claims by such date shall be forever barred, estopped, and enjoined from asserting such Administrative Claims against the Debtors or their property and such Administrative Claims shall be deemed discharged as of the Effective Date. Objections to such requests, if any, must be Filed with the Bankruptcy Court and served on the Debtors and the requesting party no later than 60 days after the Effective Date. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be Filed with the Bankruptcy Court with respect to an Administrative Claim previously Allowed.

Notwithstanding anything to the contrary contained in the Plan, any unpaid Restructuring Expenses shall constitute an Allowed Administrative Claim and shall be paid in accordance with the Plan Support Agreement in full in Cash on the Effective Date or as soon as practicable thereafter. All Restructuring Expenses to be paid on the Effective Date shall be estimated prior to and as of the Effective Date and such estimates shall be delivered to the Debtors at least two (2) Business Days before the anticipated Effective Date; provided that such estimates shall not be considered an admission or limitation with respect to such Restructuring Expenses. On the Effective Date, invoices for Restructuring Expenses incurred prior to and as of the Effective Date shall be submitted to the Reorganized Debtors; provided that, to the extent any invoices for any unpaid Restructuring Expenses are delivered to the Reorganized Debtors after the Effective Date, such invoices shall be paid in full in Cash as soon as reasonably practicable after the Effective Date.

F.	Will my treatment change under the Plan?

As described herein, the Debtors have engaged in comprehensive settlement discussions with certain parties in interest. The Debtors are not aware of any actionable alternative or settlement proposal at this time that would result in greater recoveries to Holders of Claims and Interests than those described herein. Moreover, the Plan now embodies a global resolution supported by the Consenting TLB Lenders. The Debtors continue to believe that the Plan represents the most feasible, highest and otherwise best, value-maximizing alternative. For all of these reasons, the Debtors recommend that you vote to accept the Plan.

G.	Are any regulatory approvals required to consummate the Plan?

There are no known U.S. regulatory approvals that are required to consummate the Plan at this time. However, to the extent such any such regulatory approvals or other authorizations, consents, rulings, or documents are necessary to implement and effectuate the Plan, it is a condition precedent to the Effective Date that they be obtained.

H.	What happens to my recovery if the Plan is not confirmed or does not go effective?

In the event that the Plan is not confirmed or does not go effective, there is no assurance that the Debtors will be able to reorganize their businesses. It is possible that any alternative may provide Holders of Claims with less than they would have received pursuant to the Plan. For a more detailed description of the consequences of an extended chapter 11 case, or of a liquidation scenario, see Article X.B of this Disclosure Statement, entitled “Best Interests of Creditors/Liquidation Analysis,” which begins on page 47, and the Liquidation Analysis attached hereto as Exhibit E.

I.	If the Plan provides that I get a distribution, do I get it upon Confirmation or when the Plan goes effective, and what is meant by “Confirmation,” “Effective Date,” and “Consummation?”

“Confirmation” of the Plan refers to approval of the Plan by the Bankruptcy Court. Confirmation of the Plan does not guarantee that you will receive the distribution indicated under the Plan. After Confirmation of the Plan by the Bankruptcy Court, there are conditions that need to be satisfied or waived so that the Plan can go effective. Initial distributions to Holders of Allowed Claims will only be made on the date the Plan becomes effective—the “Effective Date”—or as soon as reasonably practicable thereafter, as specified in the Plan. See Article XI of this Disclosure Statement, entitled “Confirmation of the Plan” which begins on page 47, for a discussion of the conditions precedent to consummation of the Plan.

J.	Is there potential litigation related to the Plan?

Parties in interest may object to the approval of this Disclosure Statement and may object to Confirmation of the Plan as well, which objections potentially could give rise to litigation. See Article VIII.C.11 of this Disclosure Statement, entitled “The Reorganized Debtors May Be Adversely Affected by Potential Litigation, Including Litigation Arising Out of the Chapter 11 Cases,” which begins on page 43.

In the event that it becomes necessary to confirm the Plan over the rejection of certain Classes, the Debtors may seek confirmation of the Plan notwithstanding the dissent of such rejecting Classes. The Bankruptcy Court may confirm the Plan pursuant to the “cramdown” provisions of the Bankruptcy Code, which allow the Bankruptcy Court to confirm a plan that has been rejected by an impaired Class if it determines that the Plan satisfies section 1129(b) of the Bankruptcy Code. See Article VIII.A.4 of this Disclosure Statement, entitled “The Debtors May Not Be Able to Secure Confirmation of the Plan,” which begins on page 34.

K.	How will the preservation of the Causes of Action impact my recovery under the Plan?

The Plan provides for the retention of all Causes of Action other than those that are expressly waived, relinquished, exculpated, released, compromised, or settled.

In accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date, other than the Causes of Action released by the Debtors pursuant to the releases and exculpations contained in the Plan, including in Article VIII of the Plan, which shall be deemed released and waived by the Debtors and Reorganized Debtors as of the Effective Date. Seadrill Limited and the Seadrill Parties are not included as Released Parties or Exculpated Parties.

The Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against it as any indication that the Debtors or the Reorganized Debtors will not pursue any and all available Causes of Action of the Debtors against it. Except as specifically released under the Plan or pursuant to a Final Order, the Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all Causes of Action against any Entity. Unless any Causes of Action of the Debtors against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or pursuant to a Final Order, the Reorganized Debtors expressly reserve all such Causes of Action for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

The Reorganized Debtors reserve and shall retain the Causes of Action notwithstanding the rejection of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action that a Debtor may hold against any Entity shall vest in the Reorganized Debtors. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action, or to decline to do any of the foregoing, without the consent or approval of any third party or any further notice to or action, order, or approval of the Bankruptcy Court.

L.	Will there be releases and exculpation granted to parties in interest as part of the Plan?

Yes, the Plan proposes to release the Released Parties and to exculpate the Exculpated Parties. The Debtors’ releases, third-party releases, and exculpation provisions included in the Plan are an integral part of the Debtors’ overall restructuring efforts and were an essential element of the negotiations among the Debtors and the Consenting TLB Lenders in obtaining their support for the Plan pursuant to the terms of the Plan Support Agreement.

The Released Parties and the Exculpated Parties have made substantial and valuable contributions to the Debtors’ restructuring through efforts to facilitate the marketing process and negotiate and implement the Plan, each of which will maximize and preserve the going-concern value of the Debtors for the benefit of all parties in interest. Accordingly, each of the Released Parties and the Exculpated Parties warrants the benefit of the release and exculpation provisions. Seadrill Limited and the Seadrill Parties are not included as Released Parties or Exculpated Parties.

IMPORTANTLY, ALL HOLDERS OF CLAIMS OR INTERESTS THAT DO NOT FILE AN OBJECTION WITH THE BANKRUPTCY COURT IN THE CHAPTER 11 CASES THAT EXPRESSLY OBJECTS TO THE INCLUSION OF SUCH HOLDER AS A RELEASING PARTY UNDER THE PROVISIONS CONTAINED IN ARTICLE VIII OF THE PLAN WILL BE DEEMED TO HAVE EXPRESSLY, UNCONDITIONALLY, GENERALLY, INDIVIDUALLY, AND COLLECTIVELY CONSENTED TO THE RELEASE AND DISCHARGE OF ALL CLAIMS AND CAUSES OF ACTION AGAINST THE DEBTORS AND THE RELEASED PARTIES. THE RELEASES ARE AN INTEGRAL ELEMENT OF THE PLAN.

Based on the foregoing, the Debtors believe that the releases and exculpations in the Plan are necessary and appropriate and meet the requisite legal standard promulgated by the United States Court of Appeals for the Fifth Circuit. Moreover, the Debtors will present evidence at the Confirmation Hearing to demonstrate the basis for and propriety of the release and exculpation provisions. The release, exculpation, and injunction provisions that are contained in the Plan are copied in pertinent part below.

Potential claims that will be released include claims against SDLP, its directors and officers, and other insiders relating to certain prepetition transactions. In the Debtors’ view, and based on the independent investigation as described below, the terms of the Plan, including the releases and exculpation contained therein, are fair, equitable, reasonable, necessary to the reorganization, and in the best interests of the Debtors’ estates. Therefore, the Debtors believe that the Plan is confirmable, which the Debtors intend to prove at the Confirmation Hearing.

1.	Releases by the Debtors.

Pursuant to section 1123(b) of the Bankruptcy Code, for good and valuable consideration, on and after the Effective Date, each Released Party is deemed released and discharged by the Debtors, the Reorganized Debtors, and their Estates from any and all Causes of Action, including any derivative Claims asserted or capable of being asserted on behalf of the Debtors, that the Debtors, the Reorganized Debtors, or their Estates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim against, or Interest in, a Debtor or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions among the Debtors, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or filing of the Plan Support Agreement, the Disclosure Statement, the Plan, or any Restructuring Transaction, contract, instrument, release, or other agreement or document created or entered into in connection with the Plan Support Agreement, the Disclosure Statement, or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan. Notwithstanding anything in the Plan to the contrary, no Seadrill Party and no current or former director, officer, designee, shareholder, partner, limited partner, general partner, affiliated investment fund, or investment vehicle of any Seadrill Party (each solely in their capacity as such) shall be a Released Party.

2.	Releases by Holders of Claims and Interests.

As of the Effective Date, each Releasing Party is deemed to have released and discharged each Debtor, Reorganized Debtor, and Released Party from any and all Causes of Action, whether known or unknown, including any derivative claims asserted on behalf of the Debtors, that such Entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ in- or out-of-court restructuring efforts, intercompany transactions between or among the Debtors, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or filing of the Plan Support Agreement, the Disclosure Statement, the Plan, or any Restructuring Transaction, contract, instrument, release, or other agreement or document created or entered into in connection with the Plan Support Agreement, the Disclosure Statement, or the Plan, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, or upon any other related act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan. Notwithstanding anything in the Plan to the contrary, no Seadrill Party and no current or former director, officer, designee, shareholder, partner, limited partner, general partner, affiliated investment fund, or investment vehicle of any Seadrill Party (each solely in their capacity as such) shall be a Released Party.

3.	Exculpation

Except as otherwise specifically provided in the Plan, no Exculpated Party shall have or incur and each Exculpated Party is released and exculpated from any liability arising from any Cause of Action for any claim related to any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or filing of the Plan Support Agreement and related prepetition transactions, the Disclosure Statement, the Plan, or any Restructuring Transaction, contract, instrument, release or other agreement or document created or entered into in connection with the Disclosure Statement or the Plan, the filing of the Chapter 11

Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance of securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement, except for claims related to any act or omission that is determined in a final order to have constituted actual fraud or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Exculpated Parties have, and upon completion of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of votes and distribution of consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan. Notwithstanding anything in the Plan to the contrary, no Seadrill Party and no current or former director, officer, designee, shareholder, partner, limited partner, general partner, affiliated investment fund, or investment vehicle of any Seadrill Party (each solely in their capacity as such) shall be an Exculpated Party.

4.	Injunction

Except as otherwise expressly provided in the Plan or for obligations issued or required to be paid pursuant to the Plan or the Confirmation Order, all Entities who have held, hold, or may hold claims or interests that have been released, discharged, or are subject to exculpation are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, the Exculpated Parties, or the Released Parties: (a) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or interests; (b) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such claims or interests; (c) creating, perfecting, or enforcing any encumbrance of any kind against such Entities or the property or the estates of such Entities on account of or in connection with or with respect to any such claims or interests; (d) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such claims or interests unless such Holder has Filed a motion requesting the right to perform such setoff on or before the Effective Date and a Final Order authorizing the actions requested in such motion has been entered, and notwithstanding an indication of a claim or interest or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to applicable law or otherwise; and (e) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such claims or interests released or settled pursuant to the Plan.

5.	Release of Liens.

Except (1) with respect to the Liens securing Other Secured Claims (depending on the treatment of such Claims), or (2) as otherwise provided herein or in any contract, instrument, release, or other agreement or document created pursuant to the Plan on the Effective Date, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and the Holders of such mortgages, deeds of trust, Liens, pledges, or other security interests shall execute such documents as may be reasonably requested by the Debtors or the Reorganized Debtors, as applicable, at the sole expense of the Debtors or Reorganized Debtors, as applicable, to reflect or effectuate such releases, and all of the right, title, and interest of any Holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtors and their successors and assigns.

M.	What is the deadline to vote on the Plan?

The Voting Deadline is April 1, 2021, at 11:59 p.m. (prevailing Central Time).

N.	How do I vote for or against the Plan?

Detailed instructions regarding how to vote on the Plan are contained on the ballots distributed to Holders of Claims that are entitled to vote on the Plan. For your vote to be counted, your ballot must be properly completed, executed, and delivered as directed, so that your ballot or a master ballot including your vote is actually received by the Debtors’ solicitation agent, Prime Clerk LLC (the “Solicitation Agent”) on or before the Voting Deadline, i.e. April 1, 2021, at 11:59 p.m. prevailing Central Time. See Article IX of this Disclosure Statement, entitled “SOLICITATION AND VOTING PROCEDURES,” which begins on page 44 for more information.

O.	Why is the Bankruptcy Court holding a Confirmation Hearing?

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court to hold a hearing on confirmation of the Plan and recognizes that any party in interest may object to Confirmation of the Plan.

P.	When is the Confirmation Hearing set to occur?

The Bankruptcy Court has scheduled the Confirmation Hearing for April 7, 2021, at 9:30 a.m. (prevailing Central Time). The Confirmation Hearing may be adjourned from time to time without further notice.

Objections to Confirmation must be filed and served on the Debtors, and certain other parties, by no later than April 1, 2021, at 4:00 p.m. (prevailing Central Time) in accordance with the notice of the Confirmation Hearing that accompanies this Disclosure Statement and the Disclosure Statement Order attached hereto as Exhibit D and incorporated herein by reference.

Q.	What is the purpose of the Confirmation Hearing?

The confirmation of a plan of reorganization by a bankruptcy court binds the debtor, any issuer of securities under a plan of reorganization, any person acquiring property under a plan of reorganization, any creditor or equity interest Holder of a debtor, and any other person or entity as may be ordered by the bankruptcy court in accordance with the applicable provisions of the Bankruptcy Code. Subject to certain limited exceptions, the order issued by the bankruptcy court confirming a plan of reorganization discharges a debtor from any debt that arose before the confirmation of such plan of reorganization and provides for the treatment of such debt in accordance with the terms of the confirmed plan of reorganization.

R.	What is the effect of the Plan on the Debtors’ ongoing businesses?

The Debtors are reorganizing under chapter 11 of the Bankruptcy Code. As a result, the occurrence of the Effective Date means that the Debtors will not be forced to go out of business. Following Confirmation, the Plan will be consummated on the Effective Date and unless otherwise provided in the Plan, the Reorganized Debtors may then operate their businesses and, may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules. Additionally, upon the Effective Date, all actions contemplated by the Plan will be deemed authorized and approved.

S.	Who do I contact if I have additional questions with respect to this Disclosure Statement or the Plan?

If you have any questions regarding this Disclosure Statement or the Plan, please contact the Debtors’ Solicitation Agent, Prime Clerk LLC, via one of the following methods:

By regular mail, hand delivery, or overnight mail at:

Seadrill Partners LLC

c/o Prime Clerk LLC

One Grand Central Place

60 East 42nd Street

Suite 1440

New York, NY 10165

By electronic mail at:

seadrillpartnersinfo@primeclerk.com

By telephone (toll free) at:

877-329-1894 (U.S. and Canada Toll Free)

347-919-5756 (International)

Copies of the Plan, this Disclosure Statement, and any other publicly filed documents in the Chapter 11 Cases are available upon written request to the Solicitation Agent at the address above or by downloading the exhibits and documents from the website of the Solicitation Agent at http://cases.primeclerk.com/seadrillpartners (free of charge) or the Bankruptcy Court’s website at http://www.txs.uscourts.gov/bankruptcy/ (for a fee). Translated versions of the Notice of Confirmation and certain other notices filed in the Chapter 11 Cases are available free of charge from the website of the Solicitation Agent at http://cases.primeclerk.com/seadrillpartners.

T.	Do the Debtors recommend voting in favor of the Plan?

Yes. The Debtors believe that the Plan provides for a larger distribution to the Debtors’ creditors than would otherwise result from any other available alternative. The Debtors believe that the Plan, which contemplates a significant deleveraging of the Debtors’ balance sheet and enables them to emerge from chapter 11 expeditiously, is in the best interest of all Holders of Claims or Interests, and that any other alternatives (to the extent they exist) fail to realize or recognize the value inherent under the Plan.

U.	Who is Committed by the Plan Support Agreement to Support the Plan?

The Plan is supported by the Debtors and the Consenting TLB Lenders.

IV.	THE PLAN SUPPORT AGREEMENT AND PLAN

A.	Plan Support Agreement

On February 12, 2021, the Debtors and the Consenting TLB Lenders entered into the Plan Support Agreement. Since executing the Plan Support Agreement, the Debtors have further documented the terms of the restructuring contemplated thereby.7 The Restructuring Transactions contemplated by the Plan will (a) minimize overall leverage through equitizing the Super Senior Term Loan Claims and the TLB Secured Claims into New Common Stock in Reorganized SDLP and (b) put in place go-forward operators for the Debtors’ assets. Each of the major Restructuring Transactions contemplated by the Plan Support Agreement is described in greater detail below. The Debtors believe that the transactions contemplated by the Plan Support Agreement are the best available restructuring terms and will allow SDLP to succeed as a restructured company after emergence from these Chapter 11 Cases and will afford meaningful runway to allow the market to recover.

Strategic Process.

In the months leading up to the Petition Date, the Conflicts Committee engaged Evercore and Sheppard Mullin to explore a potential restructuring and/or the replacement of the Seadrill MSAs that SDLP and certain other Debtors that are parties to with Seadrill Limited and certain of Seadrill Limited’s affiliates. Pursuant to the Seadrill MSAs, Seadrill Limited’s affiliates provide the Debtors with essentially all services needed to run their business, including employees and contractors, corporate administration, treasury and finance, legal compliance, and other critical functions. As part of the restructuring process, the Conflicts Committee, Evercore, certain Holders of the Term Loan B Credit Agreement (the “TLB Holders”), the Ad Hoc Group, and their advisors (the “TLB Advisors”) evaluated various strategic alternatives for SDLP. This evaluation included an analysis of SDLP’s cost structure, including the existing Seadrill MSAs. After considering the reasonably available possible courses of action, the Conflicts Committee, Evercore, Sheppard Mullin, the Ad Hoc Group, and the TLB Advisors determined that running a marketing process in which SDLP solicited third-parties with respect to (i) an M&A transaction with SDLP (an “M&A Transaction”) and (ii) a new management service agreement with SDLP that would replace the Seadrill MSAs (an “MSA Transaction”) was in the best interest of the Debtors and the their estates.

Evercore, along with the Conflicts Committee and the TLB Advisors, identified thirteen potential counterparties that they expected to have potential interest in either an M&A Transaction or MSA Transaction with SDLP. On July 30, 2020, Evercore reached out to the identified potential counterparties. If the potential counterparty was interested in pursuing either an M&A Transaction or MSA Transaction, Evercore provided the potential counterparty with a Non-Disclosure Agreement (“NDA”) and a Phase 1 Request for Proposal Instructions Letter (“Phase 1 RFP”). Evercore requested responses to the Phase 1 RFP by August 27, 2020 with respect to potential MSA Transaction and by September 14, 2020 with respect to a potential M&A Transaction. Upon executing the NDA, potential counterparties were granted access to a Virtual Data Room (“VDR”) which provided additional information about SDLP, its assets, and the services required by a new management service agreement counterparty. Potential counterparties were encouraged to submit a response to whichever type of transaction they preferred, including both an MSA Transaction and M&A Transaction.

Evercore initially received five responses to their Phase 1 RFP and two additional parties contacted Evercore. Evercore, the Conflicts Committee, and the TLB Advisors reviewed the Phase 1 RFP responses and conducted follow-up discussions with bidders to clarify various components of the proposals received. The Conflicts Committee, Evercore, the Ad Hoc Group, and the TLB Advisors collectively decided to provide each of the seven potential counterparties with a Phase 2 Request for Proposal Instructions Letter (“Phase 2 RFP”) that provided additional guidance on the services requested to be provided in a new management service agreement as well as access to additional operational data in the VDR. Evercore provided the Phase 2 RFP to the seven potential counterparties on September 15, 2020 and requested responses by October 23, 2020. All seven potential counterparties submitted a response by October 30, 2020.

[7]	The key terms of the Plan are discussed in greater detail in Section V.B of this Disclosure Statement, entitled “The Plan,” immediately following this section.

Upon receiving responses from potential counterparties, Evercore, along with the Conflicts Committee and the TLB Advisors, performed a diligent review of all proposals received. Potential counterparties that submitted proposals that were deemed less favorable for the Debtors were notified that their proposals would not be considered unless they were materially improved.

Kickoff meetings were conducted with counterparties that submitted favorable proposals, whereby such counterparties were invited to submit draft management services agreements memorializing their proposals. Negotiations proceeded with terms being reviewed collectively by the Conflicts Committee, Evercore, Sheppard Mullin, SDLP, and the TLB Advisors, with revised agreements being provided to potential counterparties. Due to the niche aspects of the tender rig business, most of the potential counterparties were not interested in submitting bids that contemplated the provision of services to the tender rigs. The Debtors therefore determined in the exercise of their reasonable business judgment that pursuing two separate management agreements, one for the tender rigs and one for the remaining vessels, would result in the optimal outcome for the Debtors and their estates. Seadrill Limited, aware of the above-mentioned marketing process since summer 2020, indicated their interest in participating in early December, and Evercore sent the Phase 1 and Phase 2 RFPs to Seadrill Limited on December 11, 2020. To date, Seadrill Limited has not submitted an actionable proposal.

Following the lengthy marketing process described above, and following extensive negotiations through December and early January, Energy Drilling Management Pte. Ltd. (“Energy Drilling”) was chosen by the Debtors in their reasonable business judgment as the best option among the proposals received for the tender rigs. The Debtors determined that the Energy Drilling MSA contains daily rates and other terms which are favorable to the Debtors compared to the Seadrill MSAs and comparable market rates. The Energy Drilling MSA includes a favorable working capital structure as well as bonus/malus structures that incentivize costs being kept below budget. Additionally, Energy Drilling is incentivized to market and secure favorable contracts for the tender rigs. Energy Drilling’s operations are exclusively focused on tender rigs and they have the experience and competence to provide high levels of service. Energy Drilling is also located in Singapore, which provides easy access to the tender rigs.

After further negotiations, on January 19, 2021, the Debtors’ Board of Directors approved the execution of the Energy Drilling MSA and, on February 2, 2021, the Court entered the Order Approving Debtors’ Emergency Motion for an Order (A) Authorizing the Debtors to Enter into a New Management Agreement with Energy Drilling Management PTE LTD for the Debtors’ Tender Rigs, and (B) Granting Related Relief [Docket No. 248] (the “Energy Drilling Order”).

Similarly, following the aforementioned lengthy marketing process, and following extensive negotiations, Vantage Drilling International (“Vantage Drilling”) was chosen by the Debtors in their reasonable business judgment as the best option among the proposals received for operatorship of the fleet vessels. The Debtors determined in their reasonable business judgment that the Vantage Drilling MSA contains daily rates and other terms that are favorable to the Debtors compared to those of the SDRL MSAs and comparable market rates. The fee structure of the Vantage Drilling MSA includes fixed fee and variable fee components that are designed to align incentives between Vantage Drilling and the Debtors. For example, the fixed fee component is discounted as additional fleet vessels are “cold-stacked,” incentivizing Vantage Drilling to keep fleet vessels operating on active contracts. The variable fee component includes gross margin incentives for operational fleet vessels and a cost bonus structure that incentivizes Vantage Drilling to market and win favorable contracts as well as keep costs below budget.

Since 2008, Vantage Drilling and its predecessor company has performed operational and management services to comparable offshore drilling rigs as to the fleet vessels, providing Vantage Drilling with unique experience and an ability to provide optimal levels of service. The Vantage Drilling management team has also shown a positive track record of delivering safety and operational performance, successfully marketing vessels similar to the fleet vessels to achieve profitable contract terms, and developing strong customer relationships.

The Vantage Drilling MSA contemplates a framework for the execution of separate management agreements between various Vantage Drilling entities and each owner of the fleet vessels for the management and operation of each respective fleet vessel pursuant to the form management agreements.

The Vantage Drilling MSA also contemplates the entry into certain marketing agreements between various Vantage Drilling entities and each owner of the fleet vessels for the marketing of the respective fleet vessel in order to obtain favorable contracts pursuant to the form marketing agreements.

After further negotiations, on February 8, 2021, the Debtors’ Board of Directors approved the execution of the Vantage Drilling MSA and, on February 9, 2021, the Debtors filed the Vantage Drilling MSA Motion seeking Bankruptcy Court approval of their entry into the Vantage Drilling MSA. As a result of the Strategic Process and entry into the New Management Services Agreements, the Debtors intend to terminate certain of the Seadrill MSAs contemporaneously with the management transition to allow for a smooth process. The Debtors determined in their reasonable business judgment that such termination is in the best interests of the Debtors’ estates given the Debtors’ entry into the New Management Services Agreements on more favorable terms.

Related to the Energy Drilling MSA, on January 31, 2021, certain of the Debtors delivered a notice of termination to certain affiliates of Seadrill Limited for convenience under each of the Seadrill MSAs and related agreements applicable to the tender rigs covered by the Energy Drilling MSA (the “Notice of Termination” and such agreements, the “SDRL Tender Rig Agreements”8). Pursuant to the Notice of Termination and the provisions of the SDRL Tender Rig Agreements, the notice periods under each of the SDRL Tender Rig Agreements have now begun, the last of which will contractually terminate on May 1, 2021.

The entry of the Vantage Drilling Order and Energy Drilling Order as Final Orders (and the effectiveness of both the Energy Drilling MSA and Vantage Drilling MSA are conditions precedent to the Effective Date of the Plan.

Equity Cancellation. On the Effective Date, the existing Interests in SDLP will be extinguished; a Holder of such Interests shall not receive or retain any distribution, property, or other value on account of its Interest.

B.	The Plan

The Plan contemplates the following key terms, among others described herein and therein:

1.	General Settlement of Claims and Interests

Pursuant to sections 363 and 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, upon the Effective Date, the provisions of the Plan shall constitute a good faith compromise and settlement of all Claims and Interests and controversies resolved pursuant to the Plan, including resolution of intercompany liabilities, allocation of value among the Debtors, and treatment of Holders of General Unsecured Claims against each of the Debtors. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests, and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates, and Holders of Claims and Interests and is fair, equitable, and is within the range of reasonableness. Subject to Article VI of the Plan, all distributions made to Holders of Allowed Claims and Interests in any Class are intended to be and shall be final.

[8]

The SDRL Tender Rig Agreements consist of the applicable Seadrill MSAs, the applicable Advisory, Technical and Administrative Services Agreements, the applicable Rig Rental Agreements, and the applicable Rig Management Agreements.

2.	Restructuring Transactions

On or before the Effective Date, the Debtors or the Reorganized Debtors, as applicable, shall take all actions set forth in the Description of Transaction Steps and shall take all actions as may be necessary or appropriate to effectuate the Restructuring Transactions, including, as applicable, establishing New HoldCo, and will take any actions as may be necessary or advisable to effect a corporate restructuring of their respective businesses or a corporate restructuring of the overall corporate structure of the Debtors, to the extent provided herein, the Description of Transaction Steps, or in the Definitive Documentation. The actions to implement the Restructuring Transactions may include, as applicable: (a) the execution and delivery of appropriate agreements, including any Definitive Documentation, or other documents of merger, amalgamation, consolidation, restructuring, conversion, disposition, transfer, arrangement, continuance, dissolution, sale, purchase, or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the requirements of applicable law and any other terms to which the applicable Entities, including the Debtors and the Consenting TLB Lenders, may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable parties agree; (c) the filing of appropriate certificates or articles of incorporation, formation, reincorporation, merger, consolidation, conversion, amalgamation, arrangement, continuance, dissolution, or other organizational documents pursuant to applicable law; (d) all transactions necessary to provide for the purchase of substantially all of the assets or Interests of any of the Debtors by one or more Entities to be wholly owned by New HoldCo, which purchase may be structured as a taxable transaction for United States federal income tax purposes; (e) the filing of a Form 15 with the Securities and Exchange Commission to deregister the Interests in SDLP under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and (f) all other actions that the applicable Reorganized Debtors determine to be necessary or advisable, including making filings or recordings that may be required by applicable law in connection with the Plan.

On the Effective Date or as soon as practicable thereafter, the Reorganized Debtors, with the consent of the Required Consenting Lenders (such consent not to be unreasonably withheld) and otherwise consistent with the Description of Transaction Steps), may (1) cause any or all of the Reorganized Debtors to be merged into one or more of the Reorganized Debtors, dissolved, or otherwise consolidated, (2) cause the transfer of assets between or among the Reorganized Debtors, (3) use Cash on hand to pay all Restructuring Expenses, (4) change the name of one or more of the Reorganized Debtors to such name that may be determined in accordance with applicable law, and (5) engage in any other transaction in furtherance of the Plan, including for tax efficiency reasons; provided that such transactions are not inconsistent with the Restructuring Transactions or the other terms of the Plan. Subject to the prior written consent of the Required Consenting Lenders, any such transactions may be effective as of the Effective Date pursuant to the Confirmation Order without any further action by the stockholders, members, general or limited partners, or directors of any of the Debtors.

The Confirmation Order shall and shall be deemed to, pursuant to sections 1123 and 363 of the Bankruptcy Code, authorize, among other things, all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan, including the Restructuring Transactions.

3.	New Management Services Agreements

On January 20, 2021, the Debtors entered into the Energy Drilling MSA with Energy Drilling for the management and operation of the Debtors’ tender rig vessels. The Energy Drilling MSA was the result of an extensive marketing process conducted by the Debtors, Evercore Group, and Sheppard, Mullin, as conflicts counsel. The Debtors, through Evercore, reached out to numerous potential counterparties, received and evaluated several bids in consultation with Sheppard Mullin, and in the Debtors’ business judgment, decided to enter into the Energy Drilling MSA. On February 2, 2021, the Bankruptcy Court entered the Energy Drilling Order, approving the Debtors’ entry into the Energy Drilling MSA.

On February 9, 2021, the Debtors entered into the Vantage Drilling MSA with Vantage Drilling for the management and operation of the Debtors’ fleet vessels. The Vantage Drilling MSA was the result of an extensive marketing process conducted by the Debtors, Evercore, and Sheppard Mullin, as conflicts counsel. The Debtors, through Evercore, reached out to numerous potential counterparties, received and evaluated several bids in consultation with Sheppard Mullin, and in the Debtors’ business judgment, decided to enter into the Vantage Drilling MSA. On February 9, 2021, the Debtors filed the Vantage Drilling MSA Motion seeking Bankruptcy Court approval of their entry into the Vantage Drilling MSA.

4.	Issuance and Distribution of the New Common Stock

On the Effective Date, pursuant to the Description of Transaction Steps, applicable Holders of Claims shall receive the New Common Stock issued by New HoldCo in exchange for their respective Claims as set forth in Article III.B of the Plan. The issuance of the New Common Stock shall be authorized without the need for any further corporate action and without any further action by the Holders of any Claims or Interests. All of the New Common Stock issued pursuant to the Plan shall be duly authorized, validly issued, fully paid, and non-assessable. Each distribution and issuance of the New Common Stock under the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance. For the avoidance of doubt, each Entity’s acceptance of New Common Stock shall be deemed as its agreement to the terms of the New Organizational Documents, as the same may be amended or modified from time to time following the Effective Date in accordance with their terms.

5.	Corporate Action

On or before the Effective Date, as applicable, all actions contemplated under the Plan and consistent with the Plan Support Agreement and the Description of Transaction Steps shall be deemed authorized and approved in all respects, including, without limitation: (1) selection of the directors and officers for the Reorganized Debtors; (2) the distribution of the New Common Stock; (3) implementation of the Restructuring Transactions; (4) all other actions contemplated under the Plan (whether to occur before, on, or after the Effective Date); (5) adoption of the New Organizational Documents; (6) the rejection, assumption, or assumption and assignment, as applicable, of Executory Contracts and Unexpired Leases; and (7) all other acts or actions contemplated or reasonably necessary or appropriate to promptly consummate the Restructuring Transactions contemplated by the Plan (whether to occur before, on, or after the Effective Date). All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors, as applicable, in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security holders, directors, or officers of the Debtors or the Reorganized Debtors, as applicable. On or (as applicable) prior to the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors, as applicable, shall be authorized and (as applicable) directed to issue, execute, and deliver the agreements, documents, securities, and instruments contemplated under the Plan (or necessary or desirable to effect the transactions contemplated under the Plan) in the name of and on behalf of the Reorganized Debtors, including the New Common Stock, the New Organizational Documents, and any and all other agreements, documents, securities, and instruments relating to the foregoing. The authorizations and approvals contemplated by Article IV.E of the Plan shall be effective notwithstanding any requirements under non-bankruptcy law.

6.	Corporate Existence

Except as otherwise provided in the Plan, each Debtor shall continue to exist after the Effective Date as a separate corporate entity, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and by-laws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and by-laws (or other formation documents) are amended under the Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable law). For the avoidance of doubt, after the Effective Date, one or more of the Reorganized Debtors may be disposed of, dissolved, wound down, or liquidated without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

New HoldCo will be the issuer of the New Common Stock

7.	Vesting of Assets in the Reorganized Debtors

Except as otherwise provided in the Plan (including, for the avoidance of doubt, the Restructuring Transactions), or in any agreement, instrument, or other document incorporated in the Plan, on the Effective Date, all property in each Debtor’s Estate, all Causes of Action of the Debtors, and any property acquired by any of the Debtors under the Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances. On and after the Effective Date, except as otherwise provided herein, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

8.	Cancellation of Notes, Instruments, Certificates and Other Documents

On the Effective Date, except as otherwise expressly provided in the Plan or the Confirmation Order, all notes, instruments, Certificates, and other documents evidencing Claims or Interests, as applicable, shall be cancelled and all obligations related to or arising out of the same of the Debtors or the Reorganized Debtors, as applicable, thereunder, or in any way related thereto shall be discharged; provided, however, that, notwithstanding entry of the Confirmation Order or the occurrence of the Effective Date, any credit document or agreement and any other instrument, Certificate, agreement, or other document that governs the rights, claims, or remedies of the Holder of a Claim shall continue in full force and effect solely for purposes of (a) allowing Holders of Allowed Claims to receive distributions under the Plan and/or allowing and preserving the rights of the Agent to make distributions to the TLB Lenders as provided herein and to take any actions to perform its obligations (if any) under the Plan and Confirmation Order and to enforce their rights and the rights of the holders of Claims or beneficial Holders under the applicable instruments, documents and agreements; (b) preserving all rights, remedies, indemnities, powers, and protections of the Agent as against any Person or Entity other that the Debtors, and any money or property distributable to the Holder of Claims or beneficial Holders under the relevant instrument (including any rights to priority of payment) and any exculpation of the Agent (which rights, remedies, indemnities, powers, and protections against all persons and entities other than the Debtors and against such distributable money or property and which exculpations shall survive and remain in full force and effect, and not be released, discharged or affected in any way by the terms of the Plan or the Confirmation Order); (c) allowing the Agent (including its advisors and agents) to appear and be heard in the Chapter 11 Cases, or in any proceeding in the Bankruptcy Court or any other court; and (d) permitting the Agent to enforce any obligation owed to it under the Plan.

9.	New Organizational Documents

To the extent required under the Plan or applicable non-bankruptcy law, on or as soon as reasonably practicable after the Effective Date, except as otherwise provided in the Plan or the Description of the Transaction Steps, the Reorganized Debtors may file the New Organizational Documents with the applicable Secretary of State and/or other applicable authorities in the state, province, or country of incorporation in accordance with the applicable corporate laws of the respective state, province, or country of incorporation. Pursuant to section 1123(a)(6) of the Bankruptcy Code, the New Organizational Documents will prohibit the issuance of non-voting equity securities. After the Effective Date, the Reorganized Debtors may amend and restate New Organizational Documents, and the Reorganized Debtors may file their respective certificates or articles of incorporation, bylaws, or such other applicable formation documents, and other constituent documents as permitted by the laws of the respective states, provinces, or countries of incorporation and the New Organizational Documents.

10.	Effectuating Documents; Further Transactions

On and after the Effective Date, the Reorganized Debtors, and the officers and members of the boards of directors and managers thereof, are authorized to and may issue, execute, deliver, file, or record such contracts, Securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan, the Plan Support Agreement, the Description of Transaction Steps, and the Securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorizations, or consents except for those expressly required under the Plan.

11.	Certain Securities Law Matters

The offering, issuance, and distribution of the New Common Stock, as contemplated by Article III.B of the Plan, shall be exempt, without further act or actions by any Entity, from, among other things, the registration requirements of section 5 of the Securities Act and any other applicable securities laws requiring registration prior to the offering, issuance, distribution, or sale of Securities in accordance with, and pursuant to, section 1145 of the Bankruptcy Code. Any such New Common Stock issued in reliance on section 1145 of the Bankruptcy Code will be freely tradable in the United States by the recipients thereof, subject to the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an “underwriter” in section 1145(b) of the Bankruptcy Code, and compliance with applicable securities laws and any rules and regulations of the United States Securities and Exchange Commission, if any, applicable at the time of any future transfer of such Securities or instruments and subject to any restrictions in the New Organizational Documents.

To the extent that section 1145 of the Bankruptcy Code is inapplicable, the offering, issuance, exchange, or distribution of any Securities pursuant to the Plan is or shall be conducted in a manner that is exempt from the registration requirements of section 5 of the Securities Act, pursuant to section 4(a)(2) of the Securities Act and/or the regulations (including Regulation D) promulgated thereunder or, solely to the extent section 4(a)(2) of the Securities Act or Regulation D thereunder is not available, any other available exemption from registration under the Securities Act. Any such Securities issued in reliance on section 4(a)(2) of the Securities Act, including in compliance with Rule 506 of Regulation D, and/or Regulation S will be considered “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned or otherwise transferred only pursuant to an effective registration statement, or an applicable exemption from the registration requirements under the Securities Act and other applicable law, such as, under certain conditions, the resale provisions of Rule 144 of the Securities Act.

Any equity and equity-linked interests associated with the Employee Incentive Plan, if any, will be issued pursuant to Rule 701 promulgated under the Securities Act or pursuant to the exemption provided by section 4(a)(2) of the Securities Act and, accordingly, such securities will be considered “restricted securities” and may not be transferred except pursuant to an effective registration statement under the Securities Act or an available exemption therefrom.

12.	Section 1146(a) Exemption

To the fullest extent permitted by section 1146(a) of the Bankruptcy Code, any transfers (whether from a Debtor to a Reorganized Debtor or to any other Person) of property under the Plan or pursuant to: (a) the issuance, distribution, transfer, or exchange of any debt, equity security, or other interest in the Debtors or the Reorganized Debtors; (b) the Restructuring Transactions; (c) the creation, modification, consolidation, termination, refinancing, and/or recording of any mortgage, deed of trust, or other security interest, or the securing of additional indebtedness by such or other means; (d) the making, assignment, or recording of any lease or sublease; or (e) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments, or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan, shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forego the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(c) of the Bankruptcy Code, shall forego the collection of any such tax or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

13.	Employee Matters

All Compensation and Benefits Programs listed in the Plan Supplement in place as of the Effective Date, if any, will be included in the Assumed Executory Contract and Unexpired Lease List and shall be assumed by the Reorganized Debtors and remain in place as of the Effective Date, and the Reorganized Debtors will continue to honor such agreements, arrangements, programs, and plans. [Pursuant to section 1129(a)(13) of the Bankruptcy Code, from and after the Effective Date, all retiree benefits (as such term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law.]

14.	Preservation of Rights of Action

In accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue any and all Causes of Action of the Debtors, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date, other than the Causes of Action released by the Debtors pursuant to the releases and exculpations contained in the Plan, including in Article VIII of the Plan, which shall be deemed released and waived by the Debtors and Reorganized Debtors as of the Effective Date.

The Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against it as any indication that the Debtors or the Reorganized Debtors will not pursue any and all available Causes of Action of the Debtors against it. Except as specifically released under the Plan or pursuant to a Final Order, the Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all Causes of Action against any Entity. Unless any Causes of Action of the Debtors against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or pursuant to a Final Order, the Reorganized Debtors expressly reserve all such Causes of Action for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

The Reorganized Debtors reserve and shall retain the Causes of Action of the Debtors notwithstanding the rejection of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action that a Debtor may hold against any Entity shall vest in the Reorganized Debtors. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action, or to decline to do any of the foregoing, without the consent or approval of any third party or any further notice to or action, order, or approval of the Bankruptcy Court.

V.	THE DEBTORS’ CORPORATE HISTORY, STRUCTURE, AND BUSINESS OVERVIEW

A.	SDLP’s Corporate History

Seadrill Limited formed SDLP in the summer of 2012 with an initial fleet of 4 units on long term contracts. During the years following its formation, SDLP capitalized on strong demand for offshore drilling equipment and services, driven by a favorable oil pricing environment, and acquired an additional 7 units with long term contracts from Seadrill Limited, actively expanding its fleet geographic footprint, and contracted backlog.

From an organizational perspective, SDLP wholly-owns Seadrill Operating GP LLC, Seadrill Partners B.V. and Seadrill Partners Operating LLC, which wholly-owns two of the tender rigs (T-15 and T-16). SDLP owns a 58% interest in Seadrill Operating LP, which wholly owns the West Polaris drillship, West Vencedor tender rig, and West Leo and West Aquarius semi-submersible rigs. Seadrill Operating LP is also a majority owner of the West Capella drillship. Furthermore, SDLP is a majority owner in Seadrill Capricorn Holdings LLC, which wholly-owns the West Auriga and West Vela drillships, and West Sirius and West Capricorn semi-submersible rigs.

Seadrill’s complete corporate organization chart is attached hereto as Exhibit C.

B.	SDLP’s Operations

As of the Petition Date, the Debtors and SDLP Non-Debtors’ (the “SDLP Group”) fleet consists of four (4) drillships, two (2) of which are on contract, four (4) semi-submersible rigs, and three (3) tender rigs. The fleet remains one of the youngest and most modern among major offshore drilling contractors, with an average fleet age of approximately 8.5 years, compared to up to 20 years in the case of its major competitors’ rigs. The SDLP Group’s rigs are located in Aruba, Canada, the U.S. Gulf of Mexico, Malaysia, Indonesia, Norway, Southern Asia, and Singapore. The SDLP Group contracts with vendors and customers across the globe to provide drilling services, in both benign and harsh operating environments from shallow to ultra-deepwater. The Debtors derive the majority of their revenues and cash flow from a small number of customers.

Certain Seadrill Limited subsidiaries provide managerial, administrative, financial, operational, and other support services and personnel to the SDLP Group through the Seadrill MSAs. Through these arrangements, hundreds of highly-skilled individuals located across three continents serve on the SDLP Group’s offshore drilling units and onshore operations in technical, commercial, and administrative functions.

As of the Petition Date, the Debtors, directly and indirectly, staff a total workforce of at least 400 personnel, which consists of approximately 44 workers employed directly by the Debtors, (the “Direct Employees”), 115 seconded employees (the “Seconded Employees”), 197 employees of Seadrill Management operating the Debtors’ rigs (the “Operating Employees,” and together with the Direct Employees and the Seconded Employees, the “Employees”), and third-party contingent workers. While the Direct Employees and the Seconded Employees are paid through a payroll process operated by Seadrill Management, the funds used to compensate such employees come directly from the accounts of the Debtors.

C.	The Debtors’ Prepetition Capital Structure

As of the Petition Date, the Debtors had approximately $2.7 billion in aggregate funded-debt obligations. These obligations comprise three tranches of debt, under which certain Debtors are either borrowers or guarantors (collectively, the “Debtor Loan Parties”). The table below summarizes the Debtor Loan Parties’ prepetition capital structure.

Debt (in US$ millions)	Approximate Principal Outstanding
Term Loan B – Super Senior Loan Due February 2021	$63.9
Term Loan B – Super Senior Loan Due February 2021	$64.4
Term Loan B Credit Facility Due February 2021	$2,585.5
Swap Liability	$20.8

Total Obligations Outstanding	$2,734.6

Term Loan B Credit Agreement and the Prior Vessel Facility Loans.

The Term Loan B Credit Agreement was entered into on February 21, 2014, and it was amended by (i) the Amendment and Restatement Agreement, dated as of June 26, 2014, (i) the Amendment No. 1, dated as of February 12, 2018, (iii) the Amendment No. 2, dated as of March 12, 2018, (y) the Consent and Amendment No. 3, dated as of July 30, 2020, and (iv) the Consent and Amendment No. 4, dated as of October 30, 2020. The Term Loan B Credit Agreement is governed by New York law.

Pursuant to the terms of the Term Loan B Credit Agreement, the agent was granted, for the benefit of itself and the TLB Lenders, a first-priority security interest in and continuing lien on substantially all of the Debtor Loan Parties’ assets and property.

On July 30, 2020, the parties executed an amendment to the Term Loan B Credit Agreement, which provided approximately $63.7 million in super senior revolving loans on a cashless basis in lieu of receipt of cash interest with respect to the interest payment due and payable on June 30, 2020. On October 30, 2020, the parties executed an amendment to provide approximately $63.3 million in super senior revolving loans on a cashless basis in lieu of receipt of cash interest with respect to the interest payment due and payable on September 30, 2020 (together with the July 30, 2020, super senior loans, the “Super Senior Term Loans”). The Term Loan B Credit Agreement is subject to annual amortization payments of approximately $29.0 million, payable in quarterly installments, with the balance of the loan then coming due in 2021. As of the Petition Date, the Debtor Loan Parties have approximately $2.7 billion outstanding under the Term Loan B Credit Agreement.

On July 31, 2020, in connection with the July 30, 2020 Term Loan B Credit Agreement amendment, that certain Senior Secured Credit Facility Agreement, by and among Seadrill Vela Hungary Kft, as borrower, SDLP, as parent, and certain Debtors as guarantors, ING Bank N.V., as agent, and the lender parties thereto was terminated.

On July 31, 2020, in connection with the July 30, 2020 Term Loan B Credit Agreement amendment, that certain Term Loan and Revolving Credit Facilities Agreement, by and among Seadrill Polaris Ltd., as borrower, SDLP, as parent, and certain Debtors as guarantors, DNB Bank ASA, as agent, and the lender parties thereto was terminated.

In 2019, the Ad Hoc Group retained Milbank LLP as counsel, Intrepid Financial Partners as operational adviser, and Rothschild and Co. as financial adviser to facilitate restructuring negotiations. The Ad Hoc Group’s advisors entered into non-disclosure agreements with SDLP in November 2019.

On October 16, 2020, DBNY, the Debtor Loan Parties, and Alter Domus executed an Agency Assignment Agreement wherein DBNY resigned as administrative agent, collateral agent, and security trustee under the Term Loan B Credit Agreement and Alter Domus became successor administrative agent, collateral agent, and security trustee under the Term Loan B Credit Agreement.

Swap Liabilities. The Debtor Loan Parties’ debt arrangements have floating interest rates. As such, significant movements in interest rates could have an adverse effect on earnings and cash flow. To manage the Debtor Loan Parties’ exposure to interest rate fluctuations, the Debtor Loan Parties use interest rate swaps to effectively fix a part of their floating rate debt obligations (collectively, the “Interest Rate Swaps”). As of the Petition Date, the Debtor Loan Parties had Interest Rate Swaps for a combined outstanding principal amount of approximately $2.7 billion. The fair value of the Interest Rate Swaps outstanding as of the Petition Date was a liability of approximately $20.8 million. The Interest Rate Swaps are junior in right of payment to the Super Senior Term Loans, but otherwise rank pari passu with the other obligations under the Term Loan B Credit Agreement.

On November 23, 2020, SDLP elected not to make a periodic payment due on the Interest Rate Swaps obligations in connection with its entry into a forbearance agreement with holders of a majority of the obligations under the Term Loan B Credit Agreement. Under that forbearance agreement, the parties agreed to forbear from enforcing any “claims, causes of action, rights, or remedies” with respect to any default that may occur under the Term Loan B Credit Agreement as a result of the swap obligations-related non-payment.

Unsecured Indebtedness. In addition to its secured debt, SDLP has approximately $25 million in third-party unsecured debt incurred in the normal course of business. The Debtors also have approximately $64 million of net payables to related parties, including Seadrill Limited and its affiliates, approximately $85 million in taxes, and approximately $8 million related to a prior royalty settlement. Approximately $3 million of contract payables to related parties consists of an earn-out related to Seadrill Capricorn Holdings LLC’s acquisition from Seadrill Limited of all of the ownership interests in the entities that own and operate the drillship West Vela.

Publicly-Traded Common Units. As a publicly-held Marshall Islands limited liability partnership, SDLP issues two classes of stock: “common units” and “subordinated units.” On December 11, 2019, SDLP’s common units were delisted and deregistered from the NYSE as a result of the Company’s low-market capitalization. Subsequently, SDLP’s common units traded on the OTCQB, an over-the-counter market significantly more limited than the NYSE, under the symbol “SDLPF.” Since the Petition Date, SDLP’s common units have traded on the OTC Pink Open Market under the symbol “SDLPQ.” As of the Petition Date, Seadrill Limited owns 35 percent of the outstanding common units of SDLP and 100 percent of SDLP’s subordinated units.9

VI.	EVENTS LEADING TO THE CHAPTER 11 FILINGS

A.	Market Decline and Industry-Specific Challenges

Approximately six years ago, the oil and gas industry entered what has become a sustained down cycle that was brought on by low commodities prices. Additionally, the recent worldwide outbreak of COVID-19 has resulted in an unprecedented decline in demand of oil and natural gas. Recent changes to production and pricing policies of some of the world’s largest oil and natural gas exporting countries have reduced export prices, creating a global excess in supply of oil and natural gas. SDLP has not been immune to the effects of the market decline. Oil prices peaked in mid-2014 at more than $115 per barrel before declining to less than $30 per barrel by early 2020. Since the beginning of the COVID-19 outbreak in early 2020, oil prices have recovered to $55 per barrel. However there remains a significant oversupply of drilling units relative to current and expected near term demand. During this same period, SDLP’s common share trading price, now trading OTC, fell to a fraction of its mid-2014 highs.

SDLP also faces a mix of offshore drilling industry-specific risks. In response to the recent market downturn, operators have significantly pared back new drilling activity. Even as the oil prices begin to improve, it is likely that the recovery for offshore drilling companies such as SDLP will lag behind the oil price increases due to the lead time required to plan new projects and oversupply of offshore drilling units.

Further, upstream capital expenditures, and especially the demand for offshore drilling services, are influenced as much by market expectations as actual market performance. Due to the size of the required capital investment and typical length of offshore drilling contracts, upstream capital expenditure levels are unlikely to improve if operators expect continued volatility in the commodities markets. As a result, on an industry-wide basis, average ultra-deepwater drillship dayrates have decreased by over $350,000 from mid-2014.

Finally, SDLP operates in a highly competitive sector. Even in good times, offshore drilling contractors compete vigorously for new engagements. This competition has only intensified due to the substantial industry-wide excess rig capacity. While operators may consider a range of factors in contracting for drilling services, they tend to focus more closely on price in a weak market. These conditions have put substantial downward pressure on the day rates offshore drillers are able to charge. Additionally, while SDLP’s long-term contracts help to insulate it from market pressures, certain operators have aggressively pursued contract amendments in an attempt to extract favorable terms.

[9]

Seadrill Limited holds approximately 39 percent of the equity interests of Debtor Seadrill Deepwater Drillship Limited, a Cayman Islands company and obligor under the Term Loan B Credit Agreement. Additionally, Seadrill Limited holds indirect equity interests in three Debtors: (a) a 49 percent equity interest in Seadrill Mobile Units Ltd., a Nigerian entity; (b) a 49 percent equity interest in Seadrill Capricorn Holdings LLC, a Marshall Islands company and obligor under the Term Loan B Credit Agreement; and (c) a 42 percent equity interest in Seadrill Operating LP, a Marshall Islands limited partnership and obligor under the Term Loan B Credit Agreement.

Although the Debtors and other offshore oil companies have actively sought to delay (and in some cases cancel) deliveries of newly-constructed rigs, and have divested or scrapped older rigs, global utilization rates remain well below historical highs.

B.	Proactive Approach to Addressing Liquidity Constraints

Since 2017, the SDLP Group has faced an onslaught of negative macroeconomic trends, including reduced upstream capital expenditures, a surplus in supply, and increased price competition. In response, SDLP and its seven-member Board of Directors have proactively sought to address the SDLP Group’s capital structure challenges. Additionally, SDLP, through the four-member Conflicts Committee of its Board of Directors (the “Conflicts Committee”), has focused on several key conflicts issues, including the potential to restructure and/or replace the management services agreements with Seadrill Limited to best maximize value. To that end, the Conflicts Committee retained Evercore as its independent financial adviser and Sheppard Mullin as its independent legal counsel.

Since the summer of 2020, the Debtors have preserved liquidity in anticipation of a holistic balance-sheet restructuring in conjunction with the Strategic Process (as defined below). For example, as described below, the Debtor Loan Parties executed two amendments to the Term Loan B Credit Agreement that preserved more than $100 million of cash-interest expense and, most recently, the Debtors elected not to make a periodic payment with respect to certain swap obligations.10

In connection with the Term Loan B Credit Agreement amendments, the Conflicts Committee (together with Evercore and Sheppard Mullin) commenced a strategic process by which it solicited third party interest to (a) enter into a new management and administrative services agreement with the Debtors with respect to one or more of their vessels and/or (b) participate in a merger or acquisition transaction involving the Debtors (collectively, the “Strategic Process”). The goal of the Strategic Process is to maximize the Debtors’ value for the benefit their stakeholders, with a view to facilitating further discussion and negotiation surrounding the Debtors’ balance-sheet restructuring.

The Debtors, led by the Conflicts Committee, sought to use the Strategic Process to forge consensus with the TLB Lenders regarding a balance-sheet restructuring that would equitize all of the TLB Lenders’ claims through a scheme of arrangement or prearranged chapter 11 process. At the same time, the Conflicts Committee engaged with Seadrill Limited to investigate and review potential claims by the Debtors against Seadrill Limited.

On November 25, 2020, Seadrill Limited—without prior notice to SDLP—exercised certain purported rights under the MSA to settle approximately $24 million in purported various claims, which was $19.4 million in excess of the $4.8 million authorized by the Conflicts Committee (the “Cash Sweep”). Thereafter, the Conflicts Committee assessed Seadrill Limited’s actions and sought to chart a path forward to maximize the value of the Debtors in light of numerous considerations. Among other things, the Conflicts Committee: (a) conferred with the Debtors’ management team and the Conflicts Committee’s independent advisors; (b) engaged with the advisors to the Ad Hoc Group regarding the situation; (c) considered the effect of Seadrill Limited’s actions or potential actions on its operations, customers, and employees; and (d) engaged with independent counsel regarding potential legal recourse.

[10]	See SDLP – Announces Forbearance Agreement Relating to Swap Payments, November 25, 2020, https://seadrillpartners.com/investor-relations/news-releases/detail/?id=3F0D58D3A9A90B17.

Following several days of review and numerous formal and informal meetings, both at the Conflicts Committee level and at the Board level, the Debtors determined that it was prudent to commence these cases to ensure that no additional unauthorized settlements like the Cash Sweep occurred by Seadrill Limited and to use the chapter 11 process to maximize the value of the Debtors’ enterprise for the benefit of all stakeholders. In conjunction with their decision to commence these Chapter 11 Cases, the Debtors negotiated with the Ad Hoc Group for consensual use of cash collateral. As part of that agreement, the Debtors will complete the Strategic Process, the outcome of which the Debtors anticipate will serve as the foundation for a plan of reorganization that addresses the Debtors’ over-leveraged balance sheet and an expeditious exit from chapter 11.

C.	Chapter 11 Filing

After the unauthorized Cash Sweep, the Conflicts Committee assessed Seadrill Limited’s actions and sought to chart a path forward to maximize the value of the Debtors in light of numerous considerations. Among other things, the Conflicts Committee: (a) conferred with the Debtors’ management team and the Conflicts Committee’s independent advisors; (b) engaged with the advisors to the Ad Hoc Group regarding the situation; (c) considered the effect of Seadrill Limited’s actions or potential actions on its operations, customers, and employees; and (d) engaged with independent counsel regarding potential legal recourse. As a result, on the Petition Date, each of the Debtors filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code with the United States Bankruptcy Court for the Southern District of Texas.

VII.	MATERIAL DEVELOPMENTS AND ANTICIPATED EVENTS OF THE CHAPTER 11 CASES

A.	Corporate Structure upon Emergence

Except as otherwise provided in the Plan (including, for the avoidance of doubt, in the Description of Transaction Steps), each Debtor shall continue to exist after the Effective Date as a separate corporate entity, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and by-laws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and by-laws (or other formation documents) are amended under the Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, or federal law).

To implement the restructuring contemplated by the Plan, the Debtors intend to take a number of steps after confirmation of the plan (but prior to emergence from chapter 11) with regard to SDLP’s capital structure. These steps include, but may not be limited to:

•	rationalizing intercompany and intergroup funding balances;

•	executing and taking all steps to satisfy the conditions precedent to the effectiveness of the re-profiled secured credit facilities; and

•	paying certain professional and other fees.

Subject to obtaining the necessary corporate consents, third party consents and governmental approvals and regulatory clearances (as referred to in Article III.G above), the Debtors anticipate that they will be able to execute all of the foregoing steps in a timely fashion on or prior to emergence from chapter 11.

B.	Expected Timetable of the Chapter 11 Cases

To ensure that the Debtors and their stakeholders will benefit from the Plan Support Agreement, the Debtors intend to move as quickly as practicable during these chapter 11 cases. Should the Debtors’ projected timelines prove accurate, the Debtors could emerge from chapter 11 within 149 days after the Petition Date. No assurances can be made, however, that the Bankruptcy Court will enter various orders on the timetable anticipated by the Debtors.

C.	First Day Relief

On the Petition Date, along with their voluntary petitions for relief under chapter 11 of the Bankruptcy Code (the “Petitions”), the Debtors filed several motions (the “First Day Motions”) designed to facilitate the administration of the Chapter 11 Cases and minimize disruption to the Debtors’ operations, by, among other things, easing the strain on the Debtors’ relationships with employees, vendors, and customers following the commencement of the Chapter 11 Cases. At a hearing on December 4, 2020, the Bankruptcy Court granted all of the relief initially requested in the First Day Motions on an interim or final basis.

The First Day Motions, the First Day Declaration, and all orders for relief granted in the Chapter 11 Cases, can be viewed free of charge at http://cases.primeclerk.com/seadrillpartners.

D.	Other Procedural and Administrative Motions

The Debtors also filed several other motions subsequent to the Petition Date to further facilitate the smooth and efficient administration of the Chapter 11 Cases and reduce the administrative burdens associated therewith, including:

•

Ordinary Course Professionals Motion. On December 28, 2020, the Debtors filed the Debtors’ Motion for Entry of an Order Authorizing the Retention and Compensation of Certain Professionals Utilized in the Ordinary Course of Business [Docket No. 112] (the “OCP Motion”). The OCP Motion seeks to establish procedures for the retention and compensation of certain professionals utilized by the Debtors in the ordinary course operation of their businesses. On January 27, 2021, the Bankruptcy Court entered an order granting the OCP Motion [Docket No. 163].

•

Retention Applications. Between December 24, 2020 and January 18, 2021, the Debtors and their professionals filed a number of applications seeking to retain certain professionals postpetition pursuant to sections 327 and 328 of the Bankruptcy Code, including Kirkland & Ellis, LLP and Jackson Walker L.L.P. as legal counsel, Sheppard, Mullin, Richter & Hampton LLP as legal counsel to the Conflicts Committee, Evercore Inc. as financial advisor, and M-III Advisory Partners, LP as restructuring advisor (collectively, the “Retention Applications”). Between January 15, 2021 and January 27, 2021, the Bankruptcy Court approved the retention applications of Kirkland & Ellis, LLP, Jackson Walker L.L.P., and Evercore Inc. On February [●], 2021 and February [●], 2021, the Bankruptcy Court approved the retention applications of Sheppard Mullin    and M-III Advisory Partners, LP, respectively. The foregoing professionals are, in part, responsible for the administration of the Chapter 11 Cases. The postpetition compensation of all of the Debtors’ professionals retained pursuant to sections 327 and 328 of the Bankruptcy Code is subject to the approval of the Bankruptcy Court.

E.	Schedules and Statements

On January 29, 2021, the Debtors filed their Schedules of Assets and Liabilities and Statement of Financial Affairs [Docket Nos. 180 to 237].

F.	Establishment of a Claims Bar Date

On January 12, 2021, the Bankruptcy Court entered an order (the “Bar Date Order”) establishing February 15, 2021 as the general claims bar date and May 30, 2021 as the governmental claims bar date [Docket No. 124]. On or before January 17, 2021, the Debtors served notice of the bar dates in accordance with the Bar Date Order.11 On January 14, 2021, the Debtors published notice of the bar dates in accordance with the Bar Date Order. Any party required to file a proof of claim under the Bar Date Order which fails to do so before the applicable bar date will be forever barred, estopped, and enjoined from asserting such claim against the Debtors and the Debtors will be forever discharged from any indebtedness or liability relating to such claim. Such party will not be permitted to vote to accept or reject the Plan or receive any recovery under the Plan.

G.	Litigation Matters

In the ordinary course of business, the Debtors are parties to certain lawsuits, legal proceedings, collection proceedings, and claims arising out of their business operations. The Debtors cannot predict with certainty the outcome of these lawsuits, legal proceedings, and claims.

With certain exceptions, the filing of the Chapter 11 Cases operates as a stay with respect to the commencement or continuation of litigation against the Debtors that was or could have been commenced before the commencement of the Chapter 11 Cases. In addition, the Debtors’ liability with respect to litigation stayed by the commencement of the Chapter 11 Cases generally is subject to discharge, settlement, and release upon confirmation of a plan under chapter 11, with certain exceptions. Therefore, certain litigation Claims against the Debtors may be subject to discharge in connection with the Chapter 11 Cases.

Debtors Seadrill US Gulf LLC, Seadrill Gulf Operations Vela, LLC, and Seadrill Gulf Operations Auriga LLC (collectively, the “Arbitration Debtors”) provide drilling rigs to BP Exploration & Production, Inc. (“BP”) pursuant to certain long-term contracts. In 2019, the Arbitration Debtors commenced an arbitration against BP to recover approximately $50 million for BP’s alleged breach of those contracts with regard to BP’s refusal to fully compensate the Arbitration Debtors for their increase U.S. Federal income tax costs incurred pursuant to a 2017 enactment of a Base Anti-Abuse Tax. The arbitration, entitled Seadrill US Gulf LLC, Seadrill Gulf Operations Vela LLC, and Seadrill Gulf Operations Auriga, LLC v. BP Exploration & Production, Inc., ICDR Case No. 01-19-003-0191 (the “Arbitration”), is currently pending before a three-arbitrator tribunal appointed by the International Centre for Dispute Resolution (the “Tribunal”), an affiliate of the American Arbitration Association. The Debtors believe that the claims at issue in the Arbitration are valuable Estate assets.

Following the Petition Date, BP filed an application in the Arbitration requesting that the Tribunal order the Arbitration Debtors to provide security for BP’s prepetition attorney’s fees. On December 14, 2020, the Tribunal granted BP’s application and ordered the Arbitration Debtors to provide security in the amount of $1,792,125 (the “Order Requiring Security”). The Arbitration Debtors believe that BP’s application for attorney’s fees and the Order Requiring Security are violations of section 362(a) of the Bankruptcy Code and, accordingly, filed the Debtors’ Emergency Motion for Order Pursuant to Section 362(a) and Granting Related Relief [Docket No. 139] (the “Motion to Enforce the Stay”).12

[11]	See Affidavit of Service [Docket No. 147-2].
[12]

The Debtors also believe that BP’s application for attorney’s fees and the Order Requiring Security violate the Order (I) Restating and Enforcing The Worldwide Automatic Stay, Anti-Discrimination Provisions, And Ipso Facto Protections Of The Bankruptcy Code, (II) Permitting The Debtors To Modify The Automatic Stay In Their Sole Discretion To Proceed With Litigation Or Contested Matters Commenced Prepetition, (III) Approving The Form And Manner Of Notice, And (IV) Granting Related Relief [Docket No. 79].

On January 28, 2021, the Bankruptcy Court held a hearing on the Motion to Enforce the Stay and orally ruled in favor the Debtors, overruling BP’s objection to the Motion to Enforce the Stay completely. On February [●], 2021, the Bankruptcy Court entered the Order Approving Debtors’ Emergency Motion for Order Pursuant to Section 362(a) and Granting Related Relief [Docket No. [●]] reflecting the Bankruptcy Court’s oral ruling at hearing.

VIII.	RISK FACTORS

Holders of Claims should carefully read and consider the risk factors set forth below before voting to accept or reject the Plan. Although there are many risk factors discussed below, these factors should not be regarded as constituting the only risks present in connection with the Debtors’ businesses or the Plan and its implementation.

THE DEBTORS HAVE PROVIDED THE FOLLOWING RISK FACTOR DESCRIPTIONS TO SATISFY THE DISCLOSURE REQUIREMENTS OF SECTION 1125 OF THE BANKRUPTCY CODE. DISCLOSURE AND DISCUSSION OF ADDITIONAL RISK FACTORS RELATED TO THE DEBTORS BUSINESS MAY BE FOUND IN PUBLICLY AVAILABLE SECURITIES FILING INCLUDE SDLP’S MOST RECENTLY FILED FORM 20-F AND ANY FORM 20-F FILED AFTER THE DATE OF THIS DISCLOSURE STATEMENT.

A.	Bankruptcy Law Considerations

The occurrence or non-occurrence of any or all of the following contingencies, and any others, could affect distributions available to Holders of Allowed Claims under the Plan but will not necessarily affect the validity of the vote of the Impaired Classes to accept or reject the Plan or necessarily require a re-solicitation of the votes of Holders of Claims in such Impaired Classes.

1.	Parties in Interest May Object to the Plan’s Classification of Claims and Interests

Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an equity interest in a particular class only if such claim or equity interest is substantially similar to the other claims or equity interests in such class. The Debtors believe that the classification of the Claims and Interests under the Plan complies with the requirements set forth in the Bankruptcy Code because the Debtors created Classes of Claims and Interests each encompassing Claims or Interests, as applicable, that are substantially similar to the other Claims or Interests, as applicable, in each such Class. Nevertheless, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

2.	The Conditions Precedent to the Effective Date of the Plan May Not Occur

As more fully set forth in Article IX of the Plan, the Effective Date of the Plan is subject to a number of conditions precedent. If such conditions precedent are not waived or not met, the Effective Date will not take place.

3.	The Debtors May Fail to Satisfy Vote Requirements

If votes are received in number and amount sufficient to enable the Bankruptcy Court to confirm the Plan, the Debtors intend to seek, as promptly as practicable thereafter, Confirmation of the Plan. In the event that sufficient votes are not received, the Debtors may seek to confirm an alternative chapter 11 plan or transaction. There can be no assurance that the terms of any such alternative chapter 11 plan or other transaction would be similar or as favorable to the Holders of Interests and Allowed Claims as those proposed in the Plan and the Debtors do not believe that any such transaction exists or is likely to exist that would be more beneficial to the Estates than the Plan.

4.	The Debtors May Not Be Able to Secure Confirmation of the Plan

Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation of a chapter 11 plan, and requires, among other things, a finding by the Bankruptcy Court that: (a) such plan “does not unfairly discriminate” and is “fair and equitable” with respect to any non-accepting classes; (b) confirmation of such plan is not likely to be followed by a liquidation or a need for further financial reorganization unless such liquidation or reorganization is contemplated by the plan; and (c) the value of distributions to non-accepting Holders of claims or equity interests within a particular class under such plan will not be less than the value of distributions such Holders would receive if the debtors were liquidated under chapter 7 of the Bankruptcy Code.

There can be no assurance that the requisite acceptances to confirm the Plan will be received. Even if the requisite acceptances are received, there can be no assurance that the Bankruptcy Court will confirm the Plan. A non-accepting Holder of an Allowed Claim might challenge either the adequacy of this Disclosure Statement or whether the balloting procedures and voting results satisfy the requirements of the Bankruptcy Code or Bankruptcy Rules. Even if the Bankruptcy Court determines that this Disclosure Statement, the balloting procedures, and voting results are appropriate, the Bankruptcy Court could still decline to confirm the Plan if it finds that any of the statutory requirements for Confirmation are not met. If a chapter 11 plan of reorganization is not confirmed by the Bankruptcy Court, it is unclear whether the Debtors will be able to reorganize their business and what, if anything, Holders of Interests and Allowed Claims against them would ultimately receive.

The Debtors, subject to the terms and conditions of the Plan and the Plan Support Agreement, reserve the right to modify the terms and conditions of the Plan as necessary for Confirmation. Any such modifications could result in less favorable treatment of any non-accepting class of Claims or Interests, as well as any class junior to such non-accepting class, than the treatment currently provided in the Plan. Such a less favorable treatment could include a distribution of property with a lesser value than currently provided in the Plan or no distribution whatsoever under the Plan.

5.	Nonconsensual Confirmation

In the event that any impaired class of claims or interests does not accept a chapter 11 plan, a bankruptcy court may nevertheless confirm a plan at the proponents’ request if at least one impaired class (as defined under section 1124 of the Bankruptcy Code) has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and, as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan “does not discriminate unfairly”

and is “fair and equitable” with respect to the dissenting impaired class(es). The Debtors believe that the Plan satisfies these requirements, and the Debtors may request such nonconsensual Confirmation in accordance with subsection 1129(b) of the Bankruptcy Code. Nevertheless, there can be no assurance that the Bankruptcy Court will reach this conclusion. In addition, the pursuit of nonconsensual Confirmation or Consummation of the Plan may result in, among other things, increased expenses relating to professional compensation.

6.	Continued Risk upon Confirmation

Even if the Plan is consummated, the Debtors will continue to face a number of risks, including certain risks that are beyond their control, such as further deterioration or other changes in economic conditions, changes in the industry, potential revaluing of their assets due to chapter 11 proceedings, changes in demand for oil (and thus demand for the services the Debtors provide), and increasing expenses. See Article VIII.C of this Disclosure Statement, entitled “Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses,” which begins on page 39. Some of these concerns and effects typically become more acute when a case under the Bankruptcy Code continues for a protracted period without indication of how or when the case may be completed. As a result of these risks and others, there is no guarantee that a chapter 11 plan of reorganization reflecting the Plan will achieve the Debtors’ stated goals.

In addition, at the outset of the Chapter 11 Cases, the Bankruptcy Code provides the Debtors with the exclusive right to propose the Plan and prohibits creditors and others from proposing a plan. The Debtors will have retained the exclusive right to propose the Plan upon filing their Petitions. If the Bankruptcy Court terminates that right, however, or the exclusivity period expires, there could be a material adverse effect on the Debtors’ ability to achieve confirmation of the Plan in order to achieve the Debtors’ stated goals.

Furthermore, even if the Debtors’ debts are reduced and/or discharged through the Plan, the Debtors may need to raise additional funds through public or private debt or equity financing or other various means to fund the Debtors’ businesses after the completion of the proceedings related to the Chapter 11 Cases. Adequate funds may not be available when needed or may not be available on favorable terms.

7.	The Chapter 11 Cases May Be Converted to Cases under Chapter 7 of the Bankruptcy Code

If the Bankruptcy Court finds that it would be in the best interest of creditors and/or the debtor in a chapter 11 case, the Bankruptcy Court may convert a chapter 11 bankruptcy case to a case under chapter 7 of the Bankruptcy Code. In such event, a chapter 7 trustee would be appointed or elected to liquidate the debtor’s assets for distribution in accordance with the priorities established by the Bankruptcy Code. The Debtors believe that liquidation under chapter 7 would result in significantly smaller distributions being made to creditors than those provided for in a chapter 11 plan because of (a) the likelihood that the assets would have to be sold or otherwise disposed of in a disorderly fashion over a short period of time, when commodities prices are at historically low levels, rather than reorganizing or selling the business as a going concern at a later time in a controlled manner, (b) additional administrative expenses involved in the appointment of a chapter 7 trustee, and (c) additional expenses and Claims, some of which would be entitled to priority, that would be generated during the liquidation, including Claims resulting from the rejection of Unexpired Leases and other Executory Contracts in connection with cessation of operations.

8.	The Debtors May Object to the Amount or Classification of a Claim

Except as otherwise provided in the Plan, the Debtors reserve the right to object to the amount or classification of any Claim under the Plan. The estimates set forth in this Disclosure Statement cannot be relied upon by any Holder of a Claim where such Claim is subject to an objection. Any Holder of a Claim that is subject to an objection thus may not receive its expected share of the estimated distributions described in this Disclosure Statement.

9.	Risk of Non-Occurrence of the Effective Date

Although the Debtors believe that the Effective Date may occur quickly after the Confirmation Date, there can be no assurance as to such timing or as to whether the Effective Date will, in fact, occur.

10.	Contingencies Could Affect Votes of Impaired Classes to Accept or Reject the Plan

The distributions available to Holders of Allowed Claims under the Plan can be affected by a variety of contingencies, including, without limitation, whether the Bankruptcy Court orders certain Allowed Claims to be subordinated to other Allowed Claims. The occurrence of any and all such contingencies, which could affect distributions available to Holders of Allowed Claims under the Plan, will not affect the validity of the vote taken by the Impaired Classes to accept or reject the Plan or require any sort of revote by the Impaired Classes.

The estimated Claims and creditor recoveries set forth in this Disclosure Statement are based on various assumptions, and the actual Allowed amounts of Claims may significantly differ from the estimates. Should one or more of the underlying assumptions ultimately prove to be incorrect, the actual Allowed amounts of Claims may vary from the estimated Claims contained in this Disclosure Statement. Moreover, the Debtors cannot determine with any certainty at this time, the number or amount of Claims that will ultimately be Allowed. Such differences may materially and adversely affect, among other things, the percentage recoveries to Holders of Allowed Claims under the Plan.

11.	Releases, Injunctions, and Exculpations Provisions May Not Be Approved

Article VIII of the Plan provides for certain releases, injunctions, and exculpations, including a release of liens and third-party releases that may otherwise be asserted against the Debtors, Reorganized Debtors, or Released Parties, as applicable. The releases, injunctions, and exculpations provided in the Plan are subject to objection by parties in interest and may not be approved. If the releases are not approved, certain Released Parties may withdraw their support for the Plan.

The releases provided to the Released Parties and the exculpation provided to the Exculpated Parties are necessary to the success of the Debtors’ reorganization because the Released Parties and Exculpated Parties have made significant contributions to the Debtors’ reorganizational efforts and have agreed to make further contributions, including by agreeing to massive reductions in the amounts of their claims against the Debtors’ estates and facilitating a critical source of post-emergence liquidity by backstopping the rights offerings, but only if they receive the full benefit of the Plan’s release and exculpation provisions. The Plan’s release and exculpation provisions are an inextricable component of the Plan Support Agreement and Plan and the significant deleveraging and financial benefits that they embody. Seadrill Limited and the Seadrill Parties are not included as Released Parties or Exculpated Parties.

B.	Risks Related to Recoveries under the Plan

1.	The Reorganized Debtors May Not Be Able to Achieve their Projected Financial Results

The Reorganized Debtors may not be able to achieve their projected financial results. The financial projections set forth in this Disclosure Statement represent the Debtors’ management team’s best estimate of the Debtors’ future financial performance, which is necessarily based on certain assumptions regarding the anticipated future performance of the Reorganized Debtors’ operations, as well as the United States and world economies in general, and the industry segments in which the Debtors operate in particular. While the Debtors believe that the financial projections contained in this Disclosure Statement are reasonable, there can be no assurance that they will be realized. If the Debtors do not achieve their projected financial results, the value of the New Common Stock may be negatively affected and the Debtors may lack sufficient liquidity to continue operating as planned after the Effective Date. Moreover, the financial condition and results of operations of the Reorganized Debtors from and after the Effective Date may not be comparable to the financial condition or results of operations reflected in the Debtors’ historical financial statements.

2.	There Is No Established Market for the New Common Stock

The New Common Stock will be new issuances of securities and there is no established trading market for those securities. The Debtors do not intend to apply for the New Common Stock to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. New Common Stock may not be sold at any particular time or at favorable prices. As a result, the Debtors cannot assure the liquidity of any trading market for the New Common Stock. Accordingly, financial risk of ownership of the New Common Stock may be required to be born indefinitely. If a trading market were to develop, future trading prices of the New Common Stock may be volatile and will depend on many factors, including (a) the Debtors’ operating performance and financial condition, (b) the interest of securities dealers in making a market for them, and (c) the market for similar securities.

3.	The Trading Price for the Shares of New Common Stock May Be Depressed Following the Effective Date

Assuming that the Effective Date occurs, shares of New Common Stock will be issued to Holders of certain Classes of Claims or Interests (as applicable). Following the Effective Date of the Plan, shares of New Common Stock may be sold to satisfy withholding tax requirements. In addition, Holders of Claims or Interests (as applicable) that receive New Common Stock may seek to sell such securities in an effort to obtain liquidity. These sales and the volume of New Common Stock available for trading could cause the trading price for the New Common Stock to be depressed, particularly in the absence of an established trading market for the New Common Stock.

4.	Certain Holders of New Common Stock May Be Restricted in their Ability to Transfer or Sell their Securities

To the extent that the New Common Stock issued under the Plan are covered by section 1145(a)(1) of the Bankruptcy Code, such securities may be resold by the holders thereof without registration under the Securities Act unless the holder is an “underwriter,” as defined in section 1145(b) of the Bankruptcy Code with respect to such securities. Resales by Holders of Claims or Interests (as applicable) who receive New Common Stock pursuant to the Plan that are deemed to be “underwriters” would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or applicable law. Such holders would only be permitted to sell such securities without registration if they are able to comply with an applicable exemption from registration, including Rule 144 under the Securities Act.

The New Common Stock may not initially be registered under the Securities Act or any state securities laws, and the Debtors make no representation regarding the right of any holder of New Common Stock to freely resell the New Common Stock. The Debtors have agreed to take certain steps to register the resale of certain of the New Common Stock after the Effective Date. See Article XI to this Disclosure Statement, entitled “Certain Securities Law Matters,” which begins on page 50.

5.	Restricted Securities Issued under the Plan May Not Be Resold or Otherwise Transferred Unless They Are Registered Under the Securities Act or an Exemption from Registration Applies

To the extent that securities issued pursuant to the Plan are not covered by section 1145(a)(1) of the Bankruptcy Code, such securities shall be issued pursuant to section 4(a)(2) under the Securities Act and will be deemed “restricted securities” that may not be sold, exchanged, assigned or otherwise transferred unless they are registered, or an exemption from registration applies, under the Securities Act. Holders of such restricted securities may not be entitled to have their restricted securities registered and will be required to agree not to resell them except in accordance with an available exemption from registration under the Securities Act. Under Rule 144, the public resale of restricted securities is permitted if certain conditions are met, and these conditions vary depending on whether the holder of the restricted securities is an “affiliate” of the issuer, as defined in Rule 144. A non-affiliate who has not been an affiliate of the issuer during the preceding three months may resell restricted securities after a six-month holding period unless certain current public information regarding the issuer is not available at the time of sale, in which case the non-affiliate may resell after a one-year holding period. An affiliate may resell restricted securities after a six-month holding period but only if certain current public information regarding the issuer is available at the time of the sale and only if the affiliate also complies with the volume, manner of sale and notice requirements of Rule 144. While the Debtors currently expect that the current public information requirement will be met when the six-month holding period expires, they cannot guarantee that resales of the restricted securities will qualify for an exemption from registration under Rule 144. In any event, holders of restricted securities should expect to be required to hold their restricted securities for at least six months.

Holders of New Common Stock who are deemed to be “underwriters” under Section 1145(b) of the Bankruptcy Code will also be subject to restrictions under the Securities Act on their ability to resell those securities. Resale restrictions are discussed in more detail in Article XI to this Disclosure Statement, entitled “Certain Securities Law Matters,” which begins on page 50.

6.	Certain Tax Implications of the Plan

Holders of Allowed Claims should carefully review Article XII of this Disclosure Statement, entitled “Certain United States Federal Income Tax Consequences of the Plan,” which begins on page 50, to determine how the tax implications of the Plan and the Chapter 11 Cases may adversely affect the Reorganized Debtors and Holders of Claims and Interests.

7.	The Debtors May Not Be Able to Accurately Report Their Financial Results

The Debtors have established internal controls over financial reporting. However, internal controls over financial reporting may not prevent or detect misstatements or omissions in the Debtors’ financial statements because of their inherent limitations, including the possibility of human error, and the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Debtors fail to maintain the adequacy of their internal controls, the Debtors may be unable to provide financial information in a timely and reliable manner within the time periods required for the Debtors’ financial reporting under SEC rules and regulations and the terms of the agreements governing the Debtors’ indebtedness. Any such difficulties or failure could materially adversely affect the Debtors’ business, results of operations, and financial condition. Further, the Debtors may discover other internal control deficiencies in the future and/or fail to adequately correct previously identified control deficiencies, which could materially adversely affect the Debtors’ businesses, results of operations, and financial condition.

C.	Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses

1.	The Reorganized Debtors May Not Be Able to Generate Sufficient Cash to Service All of their Indebtedness

The Reorganized Debtors’ ability to make scheduled payments on, or refinance their debt obligations, depends on the Reorganized Debtors’ financial condition and operating performance, which are subject to prevailing economic, industry, and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond the Reorganized Debtors’ control, including, without limitation, the continued impact of the outbreak of COVID-19. The Reorganized Debtors may be unable to maintain a level of cash flow from operating activities sufficient to permit the Reorganized Debtors to pay the principal, premium, if any, and interest on their indebtedness.

2.	The Debtors Will Be Subject to the Risks and Uncertainties Associated with the Chapter 11 Cases

For the duration of the Chapter 11 Cases, the Debtors’ ability to operate, develop, and execute a business plan, and continue as a going concern, will be subject to the risks and uncertainties associated with bankruptcy. These risks include the following: (a) ability to develop, confirm, and consummate the Restructuring Transactions specified in the Plan; (b) ability to obtain Bankruptcy Court approval with respect to motions filed in the Chapter 11 Cases from time to time; (c) ability to maintain relationships with suppliers, vendors, service providers, customers, employees, and other third parties; (d) ability to maintain contracts that are critical to the Debtors’ operations; (e) ability of third parties to seek and obtain Bankruptcy Court approval to terminate contracts and other agreements with the Debtors; (f) ability of third parties to seek and obtain Bankruptcy Court approval to terminate or shorten the exclusivity period for the Debtors to propose and confirm a chapter 11 plan, to appoint a chapter 11 trustee, or to convert the Chapter 11 Cases to chapter 7 proceedings; and (g) the actions and decisions of the Debtors’ creditors and other third parties who have interests in the Chapter 11 Cases that may be inconsistent with the Debtors’ plans.

These risks and uncertainties could affect the Debtors’ businesses and operations in various ways. For example, negative events associated with the Chapter 11 Cases could adversely affect the Debtors’ relationships with suppliers, service providers, customers, employees, and other third parties, which in turn could adversely affect the Debtors’ operations and financial condition. Also, the Debtors will need the prior approval of the Bankruptcy Court for transactions outside the ordinary course of business, which may limit the Debtors’ ability to respond timely to certain events or take advantage of certain opportunities. Because of the risks and uncertainties associated with the Chapter 11 Cases, the Debtors cannot accurately predict or quantify the ultimate impact of events that occur during the Chapter 11 Cases that may be inconsistent with the Debtors’ plans.

3.	Operating in Bankruptcy for a Long Period of Time May Harm the Debtors’ Businesses

The Debtors’ future results will be dependent upon the successful confirmation and implementation of a plan of reorganization. A long period of operations under Bankruptcy Court protection could have a material adverse effect on the Debtors’ businesses, financial condition, results of operations, and liquidity. So long as the proceedings related to the Chapter 11 Cases continue, senior management will be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on business operations. A prolonged period of operating under Bankruptcy Court protection also may make it more difficult to retain management and other key personnel necessary to the success and growth of the Debtors’ businesses. In addition, the longer the proceedings related to the Chapter 11 Cases continue, the more likely it is that customers and suppliers will lose confidence in the Debtors’ ability to reorganize their businesses successfully and will seek to establish alternative commercial relationships.

So long as the proceedings related to the Chapter 11 Cases continue, the Debtors will be required to incur substantial costs for professional fees and other expenses associated with the administration of the Chapter 11 Cases.

Furthermore, the Debtors cannot predict the ultimate amount of all settlement terms for the liabilities that will be subject to a plan of reorganization. Even after a plan of reorganization is approved and implemented, the Reorganized Debtors’ operating results may be adversely affected by the possible reluctance of prospective lenders and other counterparties to do business with a company that recently emerged from bankruptcy protection.

4.	Financial Results May Be Volatile and May Not Reflect Historical Trends

During the Chapter 11 Cases, the Debtors expect that their financial results will continue to be volatile as asset impairments, asset dispositions, restructuring activities and expenses, contract terminations and rejections, and/or claims assessments significantly impact the Debtors’ consolidated financial statements. As a result, the Debtors’ historical financial performance likely will not be indicative of their financial performance after the Petition Date.

In addition, if the Debtors emerge from chapter 11, the amounts reported in subsequent consolidated financial statements may materially change relative to historical consolidated financial statements, including as a result of revisions to the Debtors’ operating plans pursuant to a plan of reorganization. The Debtors also may be required to adopt “fresh start” accounting in accordance with Accounting Standards Codification 852 (“Reorganizations”), in which case their assets and liabilities will be recorded at fair value as of the fresh start reporting date, which may differ materially from the recorded values of assets and liabilities on the Debtors’ consolidated balance sheets. The Debtors’ financial results after the application of fresh start accounting also may be different from historical trends. The financial projections contained in Exhibit F hereto do not currently reflect the impact of fresh start accounting, which may have a material impact on the Financial Projections.

5.	The Debtors’ Substantial Liquidity Needs May Impact and Revenue

The Debtors operate in a capital-intensive industry. The Debtors’ principal sources of liquidity historically have been cash flow from operations, borrowings under various bank-funded facilities, issuances of bonds, and issuances of equity securities. If the Debtors’ cash flow from operations remains depressed or decreases as a result of lower commodity prices, decreased E&P sector capital expenditures, or otherwise, the Debtors may not have the ability to expend the capital necessary to improve or maintain their current operations, resulting in decreased revenues over time.

The Debtors face uncertainty regarding the adequacy of their liquidity and capital resources and have extremely limited, if any, access to additional financing. In addition to the cash necessary to fund ongoing operations, the Debtors have incurred significant professional fees and other costs in connection with preparing for the Chapter 11 Cases and expect to continue to incur significant professional fees and costs throughout the Chapter 11 Cases. The Debtors cannot guarantee that cash on hand and cash flow from operations will be sufficient to continue to fund their operations and allow the Debtors to satisfy obligations related to the Chapter 11 Cases until the Debtors are able to emerge from bankruptcy protection.

The Debtors’ liquidity, including the ability to meet ongoing operational obligations, will be dependent upon, among other things: (a) their ability to comply with the terms and condition of any cash collateral order entered by the Bankruptcy Court in connection with the Chapter 11 Cases; (b) their ability to maintain adequate cash on hand; (c) their ability to generate cash flow from operations; (d) their ability to develop, confirm, and consummate a chapter 11 plan or other alternative restructuring transaction; and (e) the cost, duration, and outcome of the Chapter 11 Cases. The Debtors’ ability to maintain adequate liquidity depends, in part, upon industry conditions and general economic, financial, competitive, regulatory, and other factors beyond the Debtors’ control. In the event that cash on hand and cash flow from operations are not sufficient to meet the Debtors’ liquidity needs, the Debtors may be required to seek additional financing. The Debtors can provide no assurance that additional financing would be available or, if available, offered to the Debtors on acceptable terms. The Debtors’ access to additional financing is, and for the foreseeable future likely will continue to be, extremely limited if it is available at all. The Debtors’ long-term liquidity requirements and the adequacy of their capital resources are difficult to predict at this time.

6.	Oil and Natural Gas Prices Are Volatile, and Continued Low Oil or Natural Gas Prices Could Materially Adversely Affect the Debtors’ Businesses, Results of Operations, and Financial Condition

The Debtors’ revenues, profitability and the value of the Debtors’ properties substantially depend on the willingness of their operator customer base to make operating and capital expenditures to explore and drill for, develop, and produce oil and natural gas. Operators’ willingness to conduct such activities are in turn dependent on prevailing oil and natural gas prices. Further, since operators are reluctant to increase drilling activities in a high-volatility commodities pricing environment, demand for the Debtors’ services is affected as much by oil and natural gas price expectations as actual pricing. In short, the Debtors face a high level of exposure to oil and natural gas price swings. Oil and natural gas are commodities, and therefore, their prices are subject to wide fluctuations in response to changes in supply and demand and are subject to both short- and long-term cyclical trends. Oil and natural gas prices historically have been volatile and are likely to continue to be volatile in the future, especially given current economic and geopolitical conditions. The Debtors expect such volatility to continue in the future. The prices for oil and natural gas are subject to a variety of factors beyond the Debtors’ control, such as:

•	worldwide production and demand for oil and gas and geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices and production;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries (“OPEC”), to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	international sanctions on oil-producing countries, or the lifting of such sanctions;

•	government regulations, including restrictions on offshore transportation of oil and natural gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	the development and exploitation of alternative fuels and unconventional hydrocarbon production, including shale;

•	worldwide economic and financial problems and the corresponding decline in the demand for oil and gas and, consequently, our services;

•	the policies of various governments regarding exploration and development of their oil and gas reserves, accidents, severe weather;

•	natural disasters and other similar incidents relating to the oil and gas industry;

•

the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, eastern Europe or other geographic areas or further acts of terrorism in the United States, Europe or elsewhere; and

•	the global COVID-19 pandemic’s former, present, and future impact on the economy.

Continued volatility or weakness in oil and natural gas prices (or the perception that oil and natural gas prices will remain depressed) generally leads to decreased upstream spending, which in turn negatively affects demand to the Debtors’ services. A sustained decline in oil or natural gas prices may materially and adversely affect the Debtors’ future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures. As a result, if there is a further decline or sustained depression in commodity prices, the Debtors may, among other things, be unable to maintain or increase their borrowing capacity, meet their debt obligations or other financial commitments, or obtain additional capital, all of which could materially adversely affect the Debtors’ businesses, results of operations, and financial condition.

7.	The Offshore Drilling Industry is Influenced by Several Factors That Can Reduce the Demand for the Debtors’ Services

While the price of oil and gas has a significant impact on the offshore drilling industry, several other factors have the potential to reduce the demand for the Debtors’ services and disrupt the Debtors’ business, including:

•	the availability of debt financing on reasonable terms;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the level of rig operating costs, including crew and maintenance;

•	the discovery of new oil and gas reserves;

•	the political and military environment of oil and gas reserve jurisdictions; and

•	regulatory restrictions on offshore drilling.

8.	The Debtors’ Business is Subject to Complex Laws and Regulations That Can Adversely Affect the Cost, Manner, or Feasibility of Doing Business

The Debtors’ operations are subject to extensive laws and regulations in a number of different countries across the globe, including complex environmental laws and occupational health and safety laws. The Debtors may be required to make large expenditures to comply with such regulations. Failure to comply with these laws and regulations may result in the suspension or termination of operations and subject the Debtors to administrative, civil and criminal penalties. The Debtors’ operations create the risk of environmental liabilities to governments or third parties for any unlawful discharge of oil, gas or other pollutants into the air or water. In the event of environmental violations, the Reorganized Debtors may be charged with remedial costs and land owners may file claims for alternative water supplies, property damage or bodily injury. Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, result in liability for environmental damage regardless of negligence or fault. In addition, pollution and similar environmental risks generally are not fully insurable. These liabilities and costs could have a material adverse effect on the business, financial condition, results of operations and cash flows of the Reorganized Debtors.

9.	The Debtors’ Operations are Subject to Hazards Inherent in the Energy Services Industry.

Risks inherent in the offshore drilling industry, such as equipment defects, accidents, and explosions, can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to, or destruction of property, equipment and the environment. These risks could expose the Debtors to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages and could result in a variety of claims, losses and remedial obligations that could have an adverse effect on the Debtors’ business and results of operations. The existence, frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. In particular, the Debtors’ customers may elect not to purchase our services if they view our safety record as unacceptable, which could cause us to lose customers and substantial revenue.

10.	The Debtors Operate in a Highly-Competitive Industry with Significant Potential for Excess Capacity.

The offshore drilling industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, the condition and integrity of equipment, its record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and customer relations. Our operations may be adversely affected if our current competitors or new market entrants introduce new drilling rigs with better features, performance, prices or other characteristics compared to our drilling rigs, or expand into service areas where we operate.

Competitive pressures and other factors may result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our results of operations and financial condition.

11.	The Reorganized Debtors May Be Adversely Affected by Potential Litigation, Including Litigation Arising Out of the Chapter 11 Cases

In the future, the Reorganized Debtors may become parties to litigation. In general, litigation can be expensive and time consuming to bring or defend against. Such litigation could result in settlements or damages that could significantly affect the Reorganized Debtors’ financial results. It is also possible that certain parties will commence litigation with respect to the treatment of their Claims under the Plan. It is not possible to predict the potential litigation that the Reorganized Debtors may become party to, nor the final resolution of such litigation. The impact of any such litigation on the Reorganized Debtors’ businesses and financial stability, however, could be material.

12.	The Loss of Key Personnel Could Adversely Affect the Debtors’ Operations

The Debtors’ operations are dependent on a relatively small group of key management personnel and a highly-skilled employee base. The Debtors’ recent liquidity issues and the Chapter 11 Cases have created distractions and uncertainty for key management personnel and employees. Because competition for experienced personnel in the offshore drilling industry can be significant, the Debtors may be unable to find acceptable replacements with comparable skills and experience and the loss of such key management personnel could adversely affect the Debtors’ ability to operate their businesses. In addition, a loss of key personnel or material erosion of employee morale at the corporate and/or field levels could have a material adverse effect on the Debtors’ ability to meet customer and counterparty expectations, thereby adversely affecting the Debtors’ businesses and the results of operations.

13.	Certain Claims May Not Be Discharged and Could Have a Material Adverse Effect on the Debtors’ Financial Condition and Results of Operations

The Bankruptcy Code provides that the confirmation of a plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation. With few exceptions, all Claims that arise prior to the Debtors’ filing of their Petitions or before confirmation of the plan of reorganization (a) would be subject to compromise and/or treatment under the plan of reorganization and/or (b) would be discharged in accordance with the terms of the plan of reorganization. Any Claims not ultimately discharged through a plan of reorganization could be asserted against the reorganized entity and may have an adverse effect on the Reorganized Debtors’ financial condition and results of operations.

14.	The Debtors May Not Be Able to Obtain All the Consents Required in Order to Implement the Transaction Steps

The Debtors have not, as of the date of this Disclosure Statement, obtained all corporate consents, consents from third parties and governmental approvals and regulatory clearances required in order to implement the Transaction Steps. While the Debtors are engaging actively in discussions with each of the entities that must provide these corporate consents and consents from third parties, and are actively seeking the governmental approvals and regulatory clearances required, there can be no assurances that the Debtors will obtain these corporate consents and consents from third parties, or obtain these governmental approvals and regulatory clearances. Failure to obtain these corporate consents or consents from third parties could result in an implementation of the corporate recapitalization that is not consistent with the Plan Support Agreement and/or could result in delays to the overall implementation of the Transaction Steps.

IX.	SOLICITATION AND VOTING PROCEDURES

This Disclosure Statement, which is accompanied by a Ballot or Ballots to be used for voting on the Plan, is being distributed to the Holders of Claims in those Classes that are entitled to vote to accept or reject the Plan. The procedures and instructions for voting and related deadlines are set forth in the exhibits annexed to the Disclosure Statement Order, which is attached hereto as Exhibit D.

The Disclosure Statement Order is incorporated herein by reference and should be read in conjunction with this Disclosure Statement in formulating a decision to vote to accept or reject the Plan.

THE DISCUSSION OF THE SOLICITATION AND VOTING PROCESS SET FORTH IN

THIS DISCLOSURE STATEMENT IS ONLY A SUMMARY.

PLEASE REFER TO THE DISCLOSURE STATEMENT ORDER ATTACHED HERETO FOR A

MORE COMPREHENSIVE DESCRIPTION OF THE SOLICITATION AND VOTING PROCESS.

A.	Holders of Claims Entitled to Vote on the Plan

Under the provisions of the Bankruptcy Code, not all Holders of Claims against or interests in a debtor are entitled to vote on a chapter 11 plan. The table in Article III.C of this Disclosure Statement, entitled “Am I entitled to vote on the Plan?” which begins on page 5, provides a summary of the status and voting rights of each Class (and, therefore, of each Holder within such Class absent an objection to the Holder’s Claim or Interest) under the Plan.

As shown in the table, the Debtors are soliciting votes to accept or reject the Plan only from Holders of Claims or Interests in Classes 3, 4, and 5 (collectively, the “Voting Classes”). The Holders of Claims in the Voting Classes are Impaired under the Plan and may, in certain circumstances, receive a distribution under the Plan. Accordingly, Holders of Claims in the Voting Classes have the right to vote to accept or reject the Plan.

The Debtors are not soliciting votes from Holders of Claims or Interests in Classes 1, 2, 6, 7, 8, 9, and 10. Additionally, the Disclosure Statement Order provides that certain holders of Claims or Interests in the Voting Classes, such as those Holders whose Claims or Interests have been disallowed or are subject to a pending objection, are not entitled to vote to accept or reject the Plan.

To the extent necessary to ensure that the votes of Holders with pending trades can be counted, subject to submission of documentation satisfactory to the Debtors’ counsel and counsel to the Ad Hoc Group evidencing such party’s beneficial ownership, the Debtors will accept provisional Ballots from beneficial Holders of Claims or Interests in Voting Classes. To the extent any conflicting Ballots are submitted on behalf of both the beneficial and record Holder, the beneficial Holder’s Ballot will supersede any Ballot submitted on behalf of such record Holder.

B.	Voting Record Date

The Voting Record Date is February 26, 2021. The Voting Record Date is the date on which it will be determined which Holders of Claims in the Voting Classes are entitled to vote to accept or reject the Plan and whether Claims have been properly assigned or transferred under Bankruptcy Rule 3001(e) such that an assignee or transferee, as applicable, can vote to accept or reject the Plan as the Holder of a Claim.

C.	Voting on the Plan

The Voting Deadline is April 1, 2021, at 11:59 p.m. (prevailing Central Time). In order to be counted as votes to accept or reject the Plan, all ballots must be (a) electronically submitted utilizing the online balloting portal maintained by the Notice and Claims Agent on or before the Voting Deadline; or (b) properly executed, completed, and delivered (either by using the envelope provided, by first class mail, overnight courier, or personal delivery) so that the ballots are actually received by the Notice and Claims Agent on or before the Voting Deadline at the following address:

DELIVERY OF BALLOTS

SEADRILL PARTNERS LLC

C/O PRIME CLERK LLC

One Grand Central Place

60 East 42nd Street

Suite 1440

New York, NY 10165

If you received an envelope addressed to your nominee, please return your ballot to your nominee,

allowing enough time for your nominee to cast your vote on a ballot before the Voting Deadline.

PLEASE SELECT JUST ONE OPTION TO VOTE.

EITHER RETURN PROPERLY EXECUTED PAPER BALLOT WITH YOUR VOTE

OR

VOTE VIA ELECTRONIC MAIL TO seadrillpartnersballots@primeclerk.com

Holders of Claims who cast a ballot via electronic mail to seadrillpartnersballots@primeclerk.com with “Seadrill Partners Vote” in the subject line should NOT also submit a paper Ballot.

FOR ANY BALLOT CAST VIA ELECTRONIC MAIL, A FORMAT OF THE ATTACHMENT MUST BE FOUND IN THE COMMON WORKPLACE AND INDUSTRY STANDARD FORMAT (I.E., INDUSTRY-STANDARD PDF FILE) AND THE RECEIVED DATE AND TIME IN THE SOLICITATION AGENT’S INBOX WILL BE USED AS A TIMESTAMP FOR RECEIPT.

IF YOU HAVE ANY QUESTIONS ABOUT THE SOLICITATION OR VOTING PROCESS, PLEASE CONTACT THE SOLICITATION AGENT TOLL FREE AT (877) 329-1894. ANY BALLOT RECEIVED AFTER THE VOTING DEADLINE OR OTHERWISE NOT IN COMPLIANCE WITH THE DISCLOSURE STATEMENT ORDER WILL NOT BE COUNTED.

D.	Ballots Not Counted

No ballot will be counted toward Confirmation if, among other things: (1) it is illegible or contains insufficient information to permit the identification of the Holder of the Claim; (2) it was transmitted by means other than as specifically set forth in the ballots; (3) it was cast by an entity that is not entitled to vote on the Plan; (4) it was cast for a Claim listed in the Debtors’ schedules as contingent, unliquidated, or disputed for which the applicable Bar Date has passed and no proof of claim was timely filed; (5) it was cast for a Claim that is subject to an objection pending as of the Voting Record Date (unless temporarily allowed in accordance with the Disclosure Statement Order); (6) it was sent to the Debtors, the Debtors’ agents/representatives (other than the Solicitation Agent), the administrative agents under the Bank Facilities, or the Debtors’ financial or legal advisors instead of the Solicitation Agent; (7) it is unsigned; or (8) it is not clearly marked to either accept or reject the Plan or it is marked both to accept and reject the Plan. Please refer to the Disclosure Statement Order for additional requirements with respect to voting to accept or reject the Plan.

X.	CONFIRMATION OF THE PLAN

A.	Requirements for Confirmation of the Plan

Among the requirements for Confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code are: (1) the Plan is accepted by all Impaired Classes of Claims or Interests, or if rejected by an Impaired Class, the Plan “does not discriminate unfairly” and is “fair and equitable” as to the rejecting Impaired Class; (2) the Plan is feasible; and (3) the Plan is in the “best interests” of Holders of Claims or Interests.

At the Confirmation Hearing, the Bankruptcy Court will determine whether the Plan satisfies all of the requirements of section 1129 of the Bankruptcy Code. The Debtors believe that: (1) the Plan satisfies, or will satisfy, all of the necessary statutory requirements of chapter 11 for plan confirmation; (2) the Debtors have complied, or will have complied, with all of the necessary requirements of chapter 11 for plan confirmation; and (3) the Plan has been proposed in good faith.

B.	Best Interests of Creditors/Liquidation Analysis

Often called the “best interests” test, section 1129(a)(7) of the Bankruptcy Code requires that a bankruptcy court find, as a condition to confirmation, that a chapter 11 plan provides, with respect to each impaired class, that each holder of a claim or an equity interest in such impaired class either (1) has accepted the plan or (2) will receive or retain under the plan property of a value that is not less than the amount that the non-accepting holder would receive or retain if the debtors liquidated under chapter 7.

Attached hereto as Exhibit E and incorporated herein by reference is a liquidation analysis (the “Liquidation Analysis”) prepared by the Debtors with the assistance of the Debtors’ advisors. As reflected in the Liquidation Analysis, the Debtors believe that liquidation of the Debtors’ businesses under chapter 7 of the Bankruptcy Code would result in substantial diminution in the value to be realized by Holders of Claims or Interests as compared to distributions contemplated under the Plan. Consequently, the Debtors and their management believe that Confirmation of the Plan will provide a substantially greater return to Holders of Claims or Interests than would a liquidation under chapter 7 of the Bankruptcy Code. The Liquidation Analysis takes into account all intercompany liabilities on the Debtors’ books and records and all claim holders’ estimated recoveries therein reflect the collection on intercompany claims.

If the Plan is not confirmed, and the Debtors fail to propose and confirm an alternative plan of reorganization, the Debtors’ businesses may be liquidated pursuant to the provisions of a chapter 11 liquidating plan. In liquidations under chapter 11, the Debtors’ assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under chapter 7. Thus, a chapter 11 liquidation may result in larger recoveries than a chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Any distribution to Holders of Claims or Interests (to the extent Holders of Interests would receive distributions at all) under a chapter 11 liquidation plan would most likely be substantially delayed. Most importantly, the Debtors believe that any distributions to creditors in a chapter 11 liquidation scenario would fail to capture the significant going concern value of their businesses, which is reflected in the New Common Stock to be distributed under the Plan. Accordingly, the Debtors believe that a chapter 11 liquidation would not result in distributions as favorable as those under the Plan.

C.	Feasibility

Section 1129(a)(11) of the Bankruptcy Code requires that confirmation of a plan of reorganization is not likely to be followed by the liquidation, or the need for further financial reorganization of the debtor, or any successor to the debtor (unless such liquidation or reorganization is proposed in such plan of reorganization).

To determine whether the Plan meets this feasibility requirement, the Debtors, with the assistance of their advisors, have analyzed their ability to meet their respective obligations under the Plan. As part of this analysis, the Debtors have prepared their projected consolidated balance sheet, income statement, and statement of cash flows (the “Financial Projections”). Creditors and other interested parties should review Article VIII of this Disclosure Statement, entitled “Risk Factors,” which begins on page 33, for a discussion of certain factors that may affect the future financial performance of the Reorganized Debtors.

The Financial Projections are attached hereto as Exhibit F and incorporated herein by reference. Based upon the Financial Projections, the Debtors believe that they will be a viable operation following the Chapter 11 Cases and that the Plan will meet the feasibility requirements of the Bankruptcy Code.

D.	Acceptance by Impaired Classes

The Bankruptcy Code requires, as a condition to confirmation, except as described in the following section, that each class of claims or equity interests impaired under a plan, accept the plan. A class that is not “impaired” under a plan is deemed to have accepted the plan and, therefore, solicitation of acceptances with respect to such a class is not required.13

Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of impaired claims as acceptance by holders of at least two-thirds in dollar amount and more than one-half in a number of allowed claims in that class, counting only those claims that have actually voted to accept or to reject the plan. Thus, a class of Claims will have voted to accept the Plan only if two-thirds in amount and a majority in number of the Allowed Claims in such class that vote on the Plan actually cast their ballots in favor of acceptance.

Section 1126(d) of the Bankruptcy Code defines acceptance of a plan by a class of impaired equity interests as acceptance by holders of at least two-thirds in amount of allowed interests in that class, counting only those interests that have actually voted to accept or to reject the plan. Thus, a Class of Interests will have voted to accept the Plan only if two-thirds in amount of the Allowed Interests in such class that vote on the Plan actually cast their ballots in favor of acceptance.

Pursuant to Article III.E of the Plan, if a Class contains Claims is eligible to vote and no Holders of Claims eligible to vote in such Class vote to accept or reject the Plan, the Holders of such Claims in such Class shall be deemed to have accepted the Plan.

E.	Confirmation without Acceptance by All Impaired Classes

Section 1129(b) of the Bankruptcy Code allows a bankruptcy court to confirm a plan even if all impaired classes have not accepted it; provided, that the plan has been accepted by at least one impaired class. Pursuant to section 1129(b) of the Bankruptcy Code, notwithstanding an impaired class’s rejection or deemed rejection of the plan, the plan will be confirmed, at the plan proponent’s request, in a procedure commonly known as a “cramdown” so long as the plan does not “discriminate unfairly” and is “fair and equitable” with respect to each class of claims or equity interests that is impaired under, and has not accepted, the plan.

[13]

A class of claims is “impaired” within the meaning of section 1124 of the Bankruptcy Code unless the plan (a) leaves unaltered the legal, equitable and contractual rights to which the claim or equity interest entitles the holder of such claim or equity interest or (b) cures any default, reinstates the original terms of such obligation, compensates the holder for certain damages or losses, as applicable, and does not otherwise alter the legal, equitable, or contractual rights to which such claim or equity interest entitles the holder of such claim or equity interest.

If any Impaired Class rejects the Plan, the Debtors reserve the right to seek to confirm the Plan utilizing the “cramdown” provision of section 1129(b) of the Bankruptcy Code. To the extent that any Impaired Class rejects the Plan or is deemed to have rejected the Plan, the Debtors may request Confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code. The Debtors reserve the right to alter, amend, modify, revoke, or withdraw the Plan or any Plan Supplement document, including the right to amend or modify the Plan or any Plan Supplement document to satisfy the requirements of section 1129(b) of the Bankruptcy Code.

1.	No Unfair Discrimination

The “unfair discrimination” test applies to classes of claims or interests that are of equal priority and are receiving different treatment under a plan. The test does not require that the treatment be the same or equivalent, but that treatment be “fair.” In general, bankruptcy courts consider whether a plan discriminates unfairly in its treatment of classes of claims or interests of equal rank (e.g., classes of the same legal character). Bankruptcy courts will take into account a number of factors in determining whether a plan discriminates unfairly. A plan could treat two classes of unsecured creditors differently without unfairly discriminating against either class.

2.	Fair and Equitable Test

The “fair and equitable” test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100 percent of the amount of the allowed claims in the class. As to the dissenting class, the test sets different standards depending upon the type of claims or equity interests in the class.

The Debtors submit that if the Debtors “cramdown” the Plan pursuant to section 1129(b) of the Bankruptcy Code, the Plan is structured so that it does not “discriminate unfairly” and satisfies the “fair and equitable” requirement. With respect to the unfair discrimination requirement, all Classes under the Plan are provided treatment that is substantially equivalent to the treatment that is provided to other Classes that have equal rank. With respect to the fair and equitable requirement, no Class under the Plan will receive more than 100 percent of the amount of Allowed Claims or Interests in that Class. The Debtors believe that the Plan and the treatment of all Classes of Claims or Interests under the Plan satisfy the foregoing requirements for nonconsensual Confirmation of the Plan.

F.	Valuation of the Debtors

In conjunction with formulating the Plan and satisfying its obligations under section 1129 of the Bankruptcy Code, the Debtors determined that it was necessary to estimate the post-Confirmation going concern value of the Debtors. Accordingly, the Debtors, with the assistance of their advisors, produced the Valuation Analysis that is set forth in Exhibit G attached hereto and incorporated herein by reference. As set forth in the Valuation Analysis, the Debtors’ going-concern value recoveries to creditors under the Plan are higher than the recoveries such creditors would receive in a hypothetical liquidation of SDLP under chapter 7 of the Bankruptcy Code, as illustrated in the Liquidation Analysis. Accordingly, the Valuation Analysis further supports the Debtors conclusion that the treatment of Classes under the Plan is fair and equitable and otherwise satisfies the Bankruptcy Code’s requirements for confirmation.

XI.	CERTAIN SECURITIES LAW MATTERS

The Debtors believe the New Common Stock to be “securities,” as defined in section 2(a)(1) of the Securities Act, section 101 of the Bankruptcy Code, and any applicable state securities laws.

A.	Issuance of Securities under the Plan

Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under section 5 of the Securities Act and state or local laws requiring registration (“Blue Sky Laws”) when such securities are to be exchanged for claims or principally in exchange for claims and partly for cash. Section 1145(a)(2) of the Bankruptcy Code exempts from registration under section 5 of the Securities Act and applicable Blue Sky Laws the offer of a security through any warrant, option, right to subscribe, or conversion privilege that was sold in the manner specified in section 1145(a)(1) of the Bankruptcy Code, or the sale of a security upon the exercise of such a warrant, option, right, or privilege. In general, securities issued under section 1145 of the Bankruptcy Code may be resold without registration unless the recipient is an “underwriter” with respect to those securities. In reliance upon this exemption, the Debtors believe that the offer and sale under the Plan of New Common Stock will be exempt from registration under the Securities Act and state securities laws with respect to any such Holder who is not deemed to be an “underwriter” as defined in section 1145(b) of the Bankruptcy Code. Accordingly, no registration statement will be filed under the Securities Act or any state Blue Sky Laws. Recipients of the New Common Stock are advised to consult with their own legal advisors as to the availability of any exemption from registration under the Securities Act and any applicable state Blue Sky Laws.

The New Common Stock will be issued without registration in reliance upon the exemption set forth in Section 4(a)(2) of the Securities Act, Regulation D and/or Regulation S. Section 4(a)(2) of the Securities Act provides that the registration requirements of section 5 of the Securities Act will not apply to the offer and sale of a security in connection with transactions not involving any public offering. Rule 506 of Regulation D, provides non-exclusive safe harbor conditions with respect to the exemption provided by Section 4(a)(2) of the Securities Act. Regulation S provides that the registration requirements of section 5 of the Securities Act will not apply to the offer and sale of securities made outside of the United States to any non-U.S. Person (within the meaning of Regulation S). Any securities issued in reliance on Section 4(a)(2) of the Securities Act, including in compliance with Rule 506 of Regulation D, and/or Regulation S promulgated thereunder will be “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned or otherwise transferred only pursuant to an effective registration statement under the Securities Act, or an applicable exemption from registration under the Securities Act and other applicable law.

B.	Subsequent Transfers of Securities Issued under the Plan

Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:

•

purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

•	offers to sell securities offered under a plan of reorganization for the holders of those securities;

•

offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the plan of reorganization, the completion of the plan of reorganization, or with the offer or sale of securities under the plan of reorganization; or

•	is an issuer with respect to the securities, as the term “issuer” is defined in section 2(a)(11) of the Securities Act.

The definition of an “issuer” for purposes of whether a person is an underwriter under section 1145(b)(1) of the Bankruptcy Code, by reference to section 2(a)(11) of the Securities Act, includes as “statutory underwriters” all “affiliates,” which are all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. The reference to “issuer,” as used in the definition of “underwriter” contained in section 2(a)(11) of the Securities Act, is intended to cover “Controlling Persons” of the issuer of the securities. “Control,” as defined in Rule 405 of the Securities Act, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. Accordingly, an officer or director of a reorganized debtor or its successor under a plan of reorganization may be deemed to be a “Controlling Person” of the debtor or successor, particularly if the management position or directorship is coupled with ownership of a significant percentage of the reorganized debtor’s or its successor’s voting securities. In addition, the legislative history of section 1145 of the Bankruptcy Code suggests that a creditor who owns 10% or more of a class of securities of a reorganized debtor may be presumed to be a “Controlling Person” and, therefore, an underwriter.

Resales of the New Common Stock by entities deemed to be “underwriters” (which definition includes “Controlling Persons”) are not exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law.

You should confer with your own legal advisors to help determine whether or not you are an “underwriter.”

Persons (i) who receive securities that are exempt under section 1145 of the Bankruptcy Code but who are deemed “underwriters” or (ii) who receive securities issued under the Plan that are “restricted securities” would, however, be permitted to sell such securities without registration if an available resale exemption exists, including the exemptions provided by Rule 144 or Rule 144A under the Securities Act to the extent available.

PERSONS WHO RECEIVE SECURITIES UNDER THE PLAN ARE URGED TO CONSULT THEIR OWN LEGAL ADVISOR WITH RESPECT TO THE RESTRICTIONS APPLICABLE UNDER THE FEDERAL OR STATE SECURITIES LAWS AND THE CIRCUMSTANCES UNDER WHICH SECURITIES MAY BE SOLD IN RELIANCE ON SUCH LAWS.

C.	New Common Stock & Employee Incentive Plan.

Any equity and equity-linked interests associated with the Employee Incentive Plan, if any, will be issued pursuant to Rule 701 promulgated under the Securities Act or pursuant to the exemption provided by section 4(a)(2) of the Securities Act and, accordingly, such securities will be considered “restricted securities” and may not be transferred except pursuant to an effective registration statement under the Securities Act or an available exemption therefrom.

THE FOREGOING SUMMARY DISCUSSION IS GENERAL IN NATURE AND HAS BEEN INCLUDED IN THIS DISCLOSURE STATEMENT SOLELY FOR INFORMATIONAL PURPOSES. WE MAKE NO REPRESENTATIONS CONCERNING, AND DO NOT PROVIDE, ANY OPINIONS OR ADVICE WITH RESPECT TO THE SECURITIES OR THE BANKRUPTCY MATTERS DESCRIBED IN THIS DISCLOSURE STATEMENT. IN LIGHT OF THE

UNCERTAINTY CONCERNING THE AVAILABILITY OF EXEMPTIONS FROM THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS, WE ENCOURAGE EACH HOLDER AND PARTY-IN-INTEREST TO CONSIDER CAREFULLY AND CONSULT WITH ITS OWN LEGAL ADVISORS WITH RESPECT TO ALL SUCH MATTERS. BECAUSE OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A SECURITY IS EXEMPT FROM THE REGISTRATION REQUIREMENTS UNDER THE FEDERAL OR STATE SECURITIES LAWS OR WHETHER A PARTICULAR HOLDER MAY BE AN UNDERWRITER, WE MAKE NO REPRESENTATION CONCERNING THE ABILITY OF A PERSON TO DISPOSE OF THE SECURITIES ISSUED UNDER THE PLAN.

XII.	CERTAIN UNITED STATES FEDERAL INCOME TAX, UNITED KINGDOM, AND MARSHALL ISLANDS TAX CONSEQUENCES OF THE PLAN

This tax disclosure will be updated in advance of the hearing on conditional approval of the Disclosure Statement.

XIII.	RECOMMENDATION

In the opinion of the Debtors, the Plan is preferable to all other available alternatives and provides for a larger distribution to the Debtors’ creditors than would otherwise result in any other scenario. Accordingly, the Debtors recommend that Holders of Claims entitled to vote on the Plan vote to accept the Plan and support Confirmation of the Plan.

Dated: February 12, 2021	SEADRILL PARTNERS LLC on behalf of itself and all other Debtors

/s/ Mohsin Y. Meghji
Mohsin Y. Meghji Chief Restructuring Officer Seadrill Partners LLC